Exhibit 99.1

June 22, 2026

The Manager - Listing
BSE Limited
(BSE: 507685)

The Manager - Listing
National Stock Exchange of India Limited
(NSE: WIPRO)

The Market Operations
NYSE: New York
(NYSE: WIT)

Dear Sir/Madam,

Sub: Submission of Business Responsibility and Sustainability Report for FY 2025-26

Pursuant to Regulation 34(2)(f) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, we are enclosing herewith the Business Responsibility and Sustainability Report for FY 2025-26, which also forms part of the Integrated Annual Report for FY 2025-26.

This is for your information and records.

Thanking you.

For Wipro Limited

/s/ M. Sanaulla Khan

M Sanaulla Khan
Company Secretary

ENCL: As above

Registered Office:

Wipro Limited
Doddakannelli
Sarjapur Road
Bengaluru 560 035
India

T : +91 (80) 2844 0011
F : +91 (80) 2844 0054
E : info@wipro.com
W : wipro.com
C : L32102KA1945PLC020800

514 STATUTORY REPORTS AND FINANCIAL STATEMENTS BUSINESS RESPONSIBILITY AND SUSTAINABILITY REPORT Section A: General Disclosures I. Details of the Listed Entity 1. Corporate Identity Number (CIN) of the Listed Entity L32102KA1945PLC020800 Sustainability 2. Name of the Listed Entity Wipro Limited 3. Date of Incorporation December 29, 1945 ___ 5HJLVWHUHG_RIÙFH_DGGUHVV_ Doddakannelli, Sarjapur Road, Bengaluru-560035, Karnataka, India 5. Corporate address Doddakannelli, Sarjapur Road, Bengaluru-560035, Karnataka, India 6. E-mail eco.eye@wipro.com and 7. Telephone +91-80-28440011 Responsibility 8. Website https://www.wipro.com 9. Financial year for which reporting is being done Financial Year Start date End date Current Financial Year April 1, 2025 March 31, 2026 26 Previous Financial Year April 1, 2024 March 31, 2025—10. Name of the Stock Exchange(s) where shares are listed 2025 Description of other Name of stock exchange Name of the Country stock exchange BSE Limited (BSE)—India Business National Stock Exchange of India Limited—India (NSE) ANNUAL REPORT 2025-26 Report Others New York Stock USA INTEGRATED Exchange (NYSE) WIPRO

515 11. Paid-up Capital The paid-up equity share capital of the Company as of March 31, 2026, stood at ₹ 20,977 Million consisting of 10,488,412,458 equity shares of ₹ 2 each. 12. Name and contact details of the person who may be contacted in case of any queries on the BRSR report a. Name of the contact person for BRSR queries Narayan PS, Global Head—Sustainability and Social Initiatives b. Contact number of the person for BRSR queries +91-80-46827999 c. Email address of the person for BRSR queries narayan.pan@wipro.com 13. Reporting boundary—Are the disclosures under this report made on a standalone basis (i.e. only for the entity) or on a consolidated basis (i.e. for the entity and all the entities which form a part of its FRQVROLGDWHG_ÙQDQFLDO_VWDWHPHQWV__WDNHQ__WRJHWKHU_” The disclosures under this Report are made on a consolidated basis unless otherwise stated, excluding the Harman DTS group, which was recently acquired during the year. 14. Name of assessment or assurance provider Deloitte Haskins & Sells LLP 15. Type of assessment or assurance obtained BRSR Core- Reasonable assurance and for selected BRSR Comprehensive KPIs—Limited assurance. II. Products/Services 16. Details of business activities (accounting for 90% of the Turnover): Description of Main Activity Description of Business Activity % of Turnover Wipro Limited is a leading information technology Our IT Services segment provides a range of IT and 99.3% services and consulting Company focused on IT enabled services which include digital strategy building innovative solutions that address clients’ advisory, customer-centric design, consulting, most complex digital transformation needs. custom application design, development, re-Leveraging our holistic portfolio of capabilities in engineering and maintenance, systems integration, consulting, design, engineering, and operations, package implementation, global infrastructure we help clients realize their boldest ambitions and services, analytics services, business process build future ready, sustainable businesses. services, research and development and hardware and software design to leading enterprises worldwide.

516 STATUTORY REPORTS AND FINANCIAL STATEMENTS BUSINESS RESPONSIBILITY AND SUSTAINABILITY REPORT 17. Products/Services sold by the entity (accounting for 90% of the turnover): NIC code of product or % of total Turnover Product/Service sold by the entity service sold by the entity contributed The Company’s IT and IT-enabled services including, technology 62013, 62020 99.3% consulting, IT consulting, business process services, among others, are the predominant services which accounts for more than 90% of the entity’s turnover. III. Operations ____1XPEHU_RI_ORFDWLRQV_ZKHUH_SODQWV_DQG_RU_RSHUDWLRQV_RIŮFHV_RI_WKH_HQWLW¥_DUH_VLWXDWHG_ Location Number of plants 1XPEHU_RI_RIÙFHV Total National 0 52 52 International 0 165 165 19. Markets served by the entity: a. Number of Locations Location Number National (No. of States and Union Territories) 28 States and 8 Union Territories International (No. of Countries) 65 E__ _:KDW_LV_WKH_FRQWULEXWLRQ_RI_H[SRUWV_DV_D_SHUFHQWDJH_RI_WKH_WRWDO_WXUQRYHU_RI_WKH_HQWLW¥” 97.5% contribution from exports. c. A brief on types of customers Our customers are from a range of diversified industry sectors from across the globe; we also work with the government sector in certain markets. REPORT 2025-26 ANNUAL INTEGRATED WIPRO

517

IV. Employees

20. Details as at the end of Financial Year:

a. Employees and Workers* (including differently abled):

Particulars	Total (A)	Male		Female		Others	
		No. (B)	% (B/A)	No. (C)	% (C/A)	No. (H)	% (H/A)
EMPLOYEES							
Permanent (D)	236,322	146,836	62.13	89,354	37.81	132	0.06
Other than permanent (E)	10,668	7,846	73.55	2,769	25.96	53	0.50
Total employees (D + E)	**246,990**	**154,682**	**62.63**	**92,123**	**37.30**	**185**	**0.07**

*With the Labour Codes effective from November 21, 2025, a subset of the workforce may qualify as 'workers' under the applicable regulations. The Company has considered the relevant provisions in financial statements and is implementing appropriate systems and processes to identify such personnel and ensure compliance. For the current reporting year, all personnel have been classified as employees and, accordingly, no workforce has been disclosed under the 'workers' category.

Above disclosure includes CAPCO entities.

b. Differently abled Employees and Workers:

Particulars	Total (A)	Male		Female		Others	
		No. (B)	% (B/A)	No. (C)	% (C/A)	No. (H)	% (H/A)
DIFFERENTLY ABLED EMPLOYEES							
Permanent (D)	2,535	1,520	59.96	1,015	40.04	-	-
Other than Permanent (E)	2	2	100	-	-	-	-
Total differently abled employees (D + E)	**2,537**	**1,522**	**59.99**	**1,015**	**40.04**	**-**	**-**

21. Participation/Inclusion/Representation of women

Particulars	Total (A)	No. and percentage of Females	
		No. (B)	% (B/A)
Board of Directors	9	2	22.22%
Key Management Personnel*	3	1	33.33%

* Includes Chief Executive Officer and Managing Director, Chief Financial Officer and Company Secretary.

22. Turnover rate for permanent employees and workers

(Disclose trends for the past 3 years):

Particulars	FY 2025-26 (%) (Turnover rate in current FY)				FY 2024-25 (%) (Turnover rate in previous FY)				FY 2023-24 (%) (Turnover rate in the year prior to the previous FY)			
	Male	Female	Others	Total	Male	Female	Others	Total	Male	Female	Others	Total
Permanent Employees	**14.36**	**13.54**	**5.13**	**14.09**	15.43	13.52	15.38	14.81	14.50	12.83	8.33	13.95

Notes:

1. Voluntary attrition of IT Services team has only been considered for reporting under this clause.
2. Entire workforce categorized as 'Employees' and none as 'Workers'.
3. This number does not include acquired businesses.

518 STATUTORY REPORTS AND FINANCIAL STATEMENTS BUSINESS RESPONSIBILITY AND SUSTAINABILITY REPORT

V. Holding, Subsidiary and Associate Companies (Including Joint Ventures)

23. Names of Holding/Subsidiary/Associate Companies/Joint Ventures:

Refer to Form AOC-1 provided at **page 409 to 415** of this Annual Report for information on Holding/ Subsidiaries/ Associate Company/Joint Venture.

VI. CSR Details

24. CSR Details

1.	Whether CSR is applicable as per section 135 of Companies Act, 2013: (Yes/No)	Yes
2.	Turnover (₹ in Million)	713,451
3.	Net worth (₹ in Million)	639,839

VII. Transparency and Disclosures Compliances

25. Complaints/Grievances on any of the principles (Principles 1 to 9) under the National Guidelines on Responsible Business Conduct:

Stakeholder group from whom complaint is received	Grievance redressal mechanism in place (Yes / No)	If Yes, then provide web-link for grievance redressal policy	FY 2025-26		FY 2024-25	
			Number of complaints filed during the year	Number of complaints pending resolution at close of the year	Number of complaints filed during the year	Number of complaints pending resolution at close of the year
Communities	Yes	Ombuds Policy	0	0	0	0
Investors (other than shareholders)	Yes	Charter of Investor Grievance Committee	0	0	0	0
Shareholders	Yes	Charter of Investor Grievance Committee	994	2	678	5
Employees and workers	Yes	Ombuds Policy	705	92	722	58
Customers	Yes	Ombuds Policy	4	0	4	1
Value Chain Partners	Yes	Ombuds Policy, Sustainable Procurement Policy	2	0	4	2
Other (Ex-Employees, External Person)	Yes	Ombuds Policy	0	0	164	22

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26. Overview of the entity's material responsible business conduct issues

Please indicate material responsible business conduct and sustainability issues pertaining to environmental and social matters that present a risk or an opportunity to your business, rationale for identifying the same, approach to adapt or mitigate the risk along-with its financial implications, as per the following format:

Material issue identified	Indicate whether risk or opportunity (R/O)	Rationale for identifying the risk/ opportunity	In case of risk, approach to adapt or mitigate	Financial implications of the risk or opportunity (Indicate positive or negative implications)
Ethical governance and Transparency	R	Emerging requirements from investors, raters and regulators on ambitious ESG requirements and transparency thereof. The risk is reputational in case of instances of non-compliance with regulations or sectoral norms. In addition, Wipro has always had a strong bedrock of ethical values and governance.	Part of the formal ESG governance process that incorporates this risk as part of Wipro's Enterprise Risk Management system and is integrated at the leadership and board level.	Negative Implications
Future Ready Workforce	R	Highly motivated and skilled resources are a backbone of the organization. Effective and efficient people management helps business gain a competitive advantage. A risk that could arise is if organizations fail to hire and manage resources appropriately.	We have built a wide portfolio of offerings through Virtual Instructor Led Trainings ("**VILTs**"), self-paced modules, virtual learning journeys, social learning, gamified interventions and e-summits to cater to various learning needs. In addition, we provide resources for all our employees to undergo AI Level 1 and Level 2 certification.	Negative Implications
Future Ready Workforce	O	Proactively investing in upskilling and reskilling the employees presents a significant opportunity to enhance competitive advantage in the market and solidify our position as a leading technology service provider as well as adjust to dynamic technological shifts. Our focus on AI training ensures that employees are ready for the AI-powered world.	1. Wipro provides an opportunity to its employees to reskill themselves for open client demands. 2. Wipro delivers leadership skill programs at every stage of employee's career life cycle.	Positive Implications
Data Privacy and Cybersecurity	R	According to a report released by Check Point Research, there has been a notable increase in the average number of cyber attacks globally, with an average of 2000+ weekly attacks per organization.	1. Controls put in place to identify and disable inactive devices. 2. Effective security controls implemented to detect, prevent and remediate threats. 3. Program to continuously monitor the effectiveness of the controls and sustain the security controls.	Negative Implications

520 STATUTORY REPORTS AND FINANCIAL STATEMENTS BUSINESS RESPONSIBILITY AND SUSTAINABILITY REPORT

Material issue identified	Indicate whether risk or opportunity (R/O)	Rationale for identifying the risk/ opportunity	In case of risk, approach to adapt or mitigate	Financial implications of the risk or opportunity (Indicate positive or negative implications)
Data Privacy and Cybersecurity	O	Providing a secure, resilient and reliable technology landscape within the organization for protecting the confidentiality, integrity, availability of systems/ data and risks arising on account of proliferation of devices due to wider adoption of digital technologies and increase in remote working. Wipro's Consulting practice helps organizations build their digital risk and cybersecurity strategy and a cyber-defence assurance function.	1. Focus on continuous improvement of the efficacy of the security controls with the adoption of new processes and latest technology solutions. 2. Wipro abides by various international laws that protect data privacy rights such as General Data Protection Regulation (EU), Personal Information Protection and Electronic Documents Act (Canada) and others. 3. Privacy Impact Assessments ("**PIAs**") completed on 850+ applications used in Wipro as part of GDPR Compliance program and Wipro's commitment to 100% PIA efficacy. 4. Workforce of specialists in cybersecurity and data privacy with expertise in industry leading solutions.	Positive Implications
Environmental Stewardship and Climate Action	R	Environmental strategy and actions of an organization are under careful scrutiny of conscious investors as well as an area of interest for clients for forging strategic partnerships. A low sustainability quotient can potentially impact the realization of new and augmented revenue lines resulting in negative financial and reputational impacts.	1. Wipro is committed to achieving Net-Zero GHG emissions by 2040 and is part of leading industry networks working on the subject like Transform to Net Zero, WEF and Open Footprint. 2. Wipro has put in place a rigorous carbon accounting and management program over the past two decades.	Negative Implications
Environmental Stewardship and Climate Action	O	Industry leading solutions in Net Zero solutions and environmental impact tracking are emerging opportunity areas of high potential.	1. Wipro supports the evolution of its clients and partners towards Green IT operations by modernizing operations in energy transition. 2. Wipro engages with clients across their value-chains to enable sustainable operations and product-service capabilities through business value-chain transformation.	Positive Implications

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Material issue identified	Indicate whether risk or opportunity (R/O)	Rationale for identifying the risk/ opportunity	In case of risk, approach to adapt or mitigate	Financial implications of the risk or opportunity (Indicate positive or negative implications)
Customer Centricity	O	Our strategy supports value creation for our clients and accelerates growth by focusing on strategic markets and sectors through a wide range of digital transformation solutions. Five strategic priorities: accelerate growth, strengthen clients and partnerships, lead with business solutions, building talent at scale and operational excellence.	We have a significant focus on building strategic long-term relationships with customers, solving for complex business problems, driving mergers and acquisitions, and orchestrating business value to our clients by leveraging human and intellectual capital by investing in our people and through an ecosystem of partners.	Positive Implications
Customer Centricity	R	The risk of not executing our strategy will impact our key financial metrics of growth, market share and profitability.	We measure our CSAT and NPS scores to keep track of customer satisfaction.	Negative Implications
Innovation and Emerging Tech	R	Our capability to invent new technology solutions while keeping pace with rapidly changing technology and service offering needs of clients. Failure to do so will result in loss of client and revenue.	To remain competitive in new areas, we are making strategic investment to build unmatched capabilities in new technologies, through reskilling, strategic hiring, research work and IP creation by leveraging deep understanding of client needs across specific domains.	Negative Implications
Innovation and Emerging Tech	O	-	Wipro has been investing in research and development to leverage technologies such as AI/ML, AR/ VR, Blockchain, IoT, Robotics, 5G and cloud, to bring out cutting-edge innovations for clients	Positive Implications
Community Impact	O	Community engagement in the areas of education, primary health, disaster response has been an integral part of our approach for over two decades.	Through a range of programs (grants and programmatic interventions) we work with 230+ partners across India on school education, water and health and run the largest environmental education program of its kind in the country. Our collective positive impacts touch over 2 million people.	Positive Implications
Responsible Supply Chain	R	Identification and strategic collaboration with suppliers / partners who provide key products and services can lead to contractual, legal and business continuity risks in case of a breach.	1. Electronic Product Environmental Assessment Tool ("**EPEAT**") - aligned responsible sourcing of IT hardware. 2. Wipro's green building program for resource procurement that meets stringent environmental criteria - both at the construction and at the operational stages. 3. Renewable energy sourcing from RE generators. 4. We have implemented a third party risk management framework for supplier onboarding, under which suppliers are assessed across six risk towers, including environmental and human rights aspects.	Negative Implications

522 STATUTORY REPORTS AND FINANCIAL STATEMENTS BUSINESS RESPONSIBILITY AND SUSTAINABILITY REPORT

SECTION B. MANAGEMENT AND PROCESS DISCLOSURES

This section is aimed at helping businesses demonstrate the structures, policies and processes put in place towards adopting the NGRBC principles and Core Elements.

These are briefly as follows:

P1	Businesses should conduct and govern themselves with integrity in a manner that is ethical, transparent and accountable.
P2	Businesses should provide goods and services in a manner that is sustainable and safe.
P3	Businesses should respect and promote the well-being of all employees, including those in their value chains.
P4	Businesses should respect the interests of and be responsive towards all its stakeholders.
P5	Businesses should respect and promote human rights.
P6	Businesses should respect, protect and make efforts to restore the environment.
P7	Businesses when engaging in influencing public and regulatory policy, should do so in a manner that is responsible and transparent.
P8	Businesses should promote inclusive growth and equitable development.
P9	Businesses should engage with and provide value to their consumers in a responsible manner.

Disclosure Questions	Whether your entity's policy/ policies cover each principle and its core elements of the NGRBCs? (Yes/No)	Has the policy been approved by the Board? (Yes/No)	Web Link of the Policies, if available	Whether the entity has translated the policy into procedures? (Yes/No)	Do the enlisted policies extend to your value chain partners? (Yes/No)
Policy and management processes					
Principle 1	Yes	Yes	1. Code of Business Conduct and Ethics Policy 2. Ombuds Policy	Yes	Yes
Principle 2	Yes	Yes	Ecological Sustainability Policy	Yes	Yes
Principle 3	Yes	Yes	1. Code of Business Conduct and Ethics Policy 2. Health & Safety Policy 3. Remuneration Policy 4. Global Policy on Inclusion & Diversity 5. Global Policy for Equal Employment Opportunity	Yes	Yes
Principle 4	Yes	Yes	1. Supplier Code of Conduct 2. Modern Slavery Statement 3. Global Policy for Equal Employment Opportunity 4. Global Policy on Inclusion & Diversity 5. Global Policy on Prevention of LGBTQ+ Discrimination	Yes	Yes
Principle 5	Yes	Yes	1. Supplier Code of Conduct 2. Modern Slavery Statement 3. Global Policy on Prevention of Sexual Harassment 4. Global Policy for Equal Employment Opportunity	Yes	Yes
Principle 6	Yes	Yes	Ecological Sustainability Policy Energy Policy	Yes	Yes
Principle 7	Yes	Yes	Code of Business Conduct and Ethics Policy	Yes	Yes
Principle 8	Yes	Yes	Wipro's CSR Policy	Yes	Yes
Principle 9	Yes	Yes	Code of Business Conduct and Ethics Policy	Yes	Yes

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Disclosure Questions	Name of the national and international codes/ certifications/labels/standards (e.g. Forest Stewardship Council, Fairtrade, Rainforest Alliance, Trustea) standards (e.g. SA 8000, OHSAS, ISO, BIS) adopted by your entity and mapped to each principle.	Specific commitments, goals and targets set by the entity with defined timelines, if any.	Performance of the entity against the specific commitments, goals and targets along with reasons in case the same are not met.
		Policy and management processes	
Principle 1	Global Reporting Initiative, OECD, and Country-wise guides to relevant anti-corruption laws	1. Wipro to lead in ESG governance through: i. a consistent structure of goals, KPIs and reviews by the board and leadership. ii. formal assessment of ESG risks into Wipro's Enterprise Risk Management system. iii. rigorous and transparent ESG disclosures to investors, customers, and in the public domain. 2. 100% of employees to complete training on Wipro's Code of Business Conduct every year. 3. 100% of all suppliers adhere to Wipro's code of supplier conduct.	1. We continue to maintain leadership in ESG ratings from investors and raters like CDP, Ecovadis and Dow Jones Sustainability Index (S&P Global CSA). 2. 85% of employees have completed the annual training and certification in the Code of Business Conduct. 3. All suppliers are covered under the supplier code of conduct requirements.
Principle 2	ISO 9001:2015, ISO 20000:2018, ISO 27001:2013, ISO 22301:2019, ISO 45001:2018, Global Reporting Initiative and Integrated Reporting	Reduce overall environmental footprint and improve social impact of our customer delivery operations (linked to goals P3, P4, P5, P6).	
Principle 3	United Nations Universal Declaration of Human Rights and the International Labour Organization's Declaration on Fundamental Principles and Rights at Work ("**ILO Declaration**")	1. Adopt a holistic lifecycle approach that emphasizes employee safety, physical health and mental well-being. 2. Attract and retain talent by building "a great place to belong" ecosystem. 3. Increase gender representation at an overall and leadership level.	1. Availability of monthly programmes focused on employees' physical and emotional well-being, along with access to Employee Assistance Programme (EAP) services 2. Gender Diversity: 37.7% (core) 3. Gender Diversity at leadership level (D2-E): 18.1% 4. Proportion of female directors on the Board (as of March 31, 2026): 22.22%
Principle 4	Global Reporting Initiative, Integrated Reporting and Sustainability Accounting Standards Board	We strive to provide value to each of our stakeholders. Our primary stakeholders are customers, employees, communities, suppliers, government and investors. We systematically engage with our stakeholders on different relevant topics. This is outlined in detail in our Stakeholder Engagement section in the Annual Report.	Conducted independent stakeholder engagement and materiality assessment in FY23. Initiated Double Materiality Assessment in FY25; Revised and reprioritized list of material topics as per ESRS.

524 STATUTORY REPORTS AND FINANCIAL STATEMENTS BUSINESS RESPONSIBILITY AND SUSTAINABILITY REPORT

Disclosure Questions	Name of the national and international codes/ certifications/labels/standards (e.g. Forest Stewardship Council, Fairtrade, Rainforest Alliance, Trustea) standards (e.g. SA 8000, OHSAS, ISO, BIS) adopted by your entity and mapped to each principle.	Specific commitments, goals and targets set by the entity with defined timelines, if any.	Performance of the entity against the specific commitments, goals and targets along with reasons in case the same are not met.
Principle 5	International Labour Organization ("**ILO**") Declaration, Universal Declaration of Human Rights ("**UNDHR**"), UN Guiding Principles on Business & Human Rights, United Nations Global Compact ("**UNGC**"), Global Reporting Initiative and Integrated Reporting	Fair and unrestricted access to Wipro's Ombuds process for all employees, contract staff, customers and suppliers; 100% of all logged grievances to be responded to and closed within 6 months.	-
Principle 6	ISO 14001:2015, ISO 14064, Leadership in Energy & Environmental Design ("**LEED**"), Global Reporting Initiative and Integrated Reporting	1. To achieve Net Zero GHG emissions for Scope 1, 2 and 3 by 2040. 2. 100% RE for all owned facilities by 2030. 3. Reduce emissions by 59% for Scopes 1, 2 by 2030 on 2017 baseline and 55% reduction for Scope 3 on 2020 baseline by 2030. 4. To increase the utilization of treated water to constitute 45% of total water use by 2030. 5. To reduce the absolute consumption of freshwater year-on-year by 3% in all operationally controlled facilities. 6. Zero discharge of untreated wastewater.	1. Our accelerated RE transition on energy efficiency has enabled significant reduction in Scope 2. 2. We are currently sourcing 94% of electricity via renewables. 3. Achieved 92% reduction in Scope 1 & 2 Emissions and 65% reduction in Scope 3 emissions from the set baselines. 4. We are procuring treated water from BWSSB to reduce our dependence on freshwater. 5. Treated and reused water forms 34% of our total water consumption.
Principle 7	Global Reporting Initiative and Integrated Reporting	No specific goals. Please see engagements and positions in this area.	-

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Disclosure Questions	Name of the national and international codes/ certifications/labels/standards (e.g. Forest Stewardship Council, Fairtrade, Rainforest Alliance, Trustea) standards (e.g. SA 8000, OHSAS, ISO, BIS) adopted by your entity and mapped to each principle.	Specific commitments, goals and targets set by the entity with defined timelines, if any.	Performance of the entity against the specific commitments, goals and targets along with reasons in case the same are not met.
Principle 8	Global Reporting Initiative and Integrated Reporting	a. Strengthening access to quality school education: Efforts focus on improving access to quality school education through infrastructure, teaching and learning practices, and school leadership, with a focus on gender, inclusion, environment, and STEM. Children with disabilities remain a key focus area. b. Building capabilities for emerging technologies: Efforts focus on enabling college students and faculty to engage with emerging digital technologies through training and capability building. c. Supporting primary healthcare access: The work contributes to access to affordable and comprehensive primary healthcare services across communities, including support for young children and expectant mothers.	Our work in inclusion has been recognized through multiple I&D awards. Primary healthcare initiatives have engaged with nearly 1 Million women in the reproductive age group and 1.7 Million infants and children. In education, partnerships have supported learning for ~2.89 Million children, including 148,467 children with disabilities. Across programs, digital skilling initiatives have supported ~367,058 learners and ~4,635 faculty members, strengthening institutional readiness and employability.
Principle 9	Integrated Reporting	Maintain globally accepted standards of cybersecurity & data privacy through effective implementation of information security management system to sustain and continuously improve cybersecurity & privacy maturity.	We continue to rigorously track our processes and impacts in these areas.

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Governance, leadership and oversight

a. Statement by director responsible for the business responsibility report, highlighting ESG related challenges, targets and achievements.

Refer to "CHAIRMAN'S LETTER TO STAKEHOLDERS" at **page 36** of this report.

b. Details of the highest authority responsible for implementation and oversight of the Business Responsibility policy(ies).

Narayan PS, Global Head - Sustainability and Social Initiatives

c. Does the entity have a specified Committee of the Board/ Director responsible for decision making on sustainability related issues? (Yes / No)

Yes

d. If yes, provide details.

Nomination and Remuneration Committee (which also acts as Corporate Social Responsibility Committee)

Details of Review of NGRBCs by the Company:

Disclosure Question	Performance against above policies and follow up action. Indicate whether review was undertaken by Director / Committee of the Board/Any other Committee.	Performance against above policies and follow up action. Frequency (Annually/ Half yearly/ Quarterly/ Any other - please specify).	Compliance with statutory requirements of relevance to the principles and rectification of any non-compliances. Indicate whether review was undertaken by Director / Committee of the Board/ Any other Committee	Compliance with statutory requirements of relevance to the principles, and, rectification of any non-compliances. Frequency (Annually/ Half yearly/ Quarterly/ Any other - please specify).	Has the entity carried out independent assessment/ evaluation of the working of its policies by an external agency? (Yes/No)
Principle 1	Committee of the Board	Quarterly	Committee of the Board	Annually	No
Principle 2		Quarterly			
Principle 3		Quarterly			
Principle 4		Annually			
Principle 5		Annually			
Principle 6		Quarterly			
Principle 7		Quarterly			
Principle 8		Quarterly			
Principle 9		Annually			

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SECTION C: PRINCIPLE WISE PERFORMANCE DISCLOSURE

PRINCIPLE 1 – BUSINESSES SHOULD CONDUCT AND GOVERN THEMSELVES WITH INTEGRITY, AND IN A MANNER THAT IS ETHICAL, TRANSPARENT AND ACCOUNTABLE

I. ESSENTIAL INDICATORS

1. Percentage coverage by training and awareness programs on any of the Principles during the financial year:

Segment	Total number of training and awareness programmes held	Topics / principles covered under the training and its impact	% of persons in respective category covered by the awareness programmes
Board Of Directors	Refer to Familiarization Programs imparted to Directors available on our website.		
Key Managerial Personnel	Coverage of the Code of Business Conduct ("**COBC**") Training overall (across all employee categories including contract) is 85%. The COBC training covers Ombuds.		
Employees other than BoD and KMPs			

2. Details of fines /penalties /punishment/ award/ compounding fees/ settlement amount paid in proceedings (by the entity or by Directors / KMPs) with regulators/ law enforcement agencies/ judicial institutions, in the financial year, in the following format (Note: the entity shall make disclosures on the basis of materiality as specified in Regulation 30 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 and as disclosed on the entity's website):

Not Applicable

3. Of the instances disclosed in Question 2 above, details of the Appeal/ Revision preferred in cases where monetary or non-monetary action has been appealed.

Not Applicable

4. Does the entity have an anti-corruption or anti-bribery policy?

The Company has a COBC which covers anti-corruption and anti-bribery. COBC provides the ethical guidelines and expectations for conducting business on behalf of Wipro Limited, its subsidiaries and affiliate companies. It applies to all employees and members of the Board of Directors of the Company. It also applies to individuals who serve the Company on contract, subcontract, retainer, consultant, or any other such basis.

Provide a web-link if the entity has anti-corruption or anti-bribery policy.

Wipro's Code of Business Conduct

5. Number of Directors/KMPs/employees/workers against whom disciplinary action was taken by any law enforcement agency for the charges for bribery/corruption:

NIL

6. Details of complaints with regard to conflict of interest:

Not Applicable

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7. Provide details of any corrective action taken or underway on issues related to fines / penalties / action taken by regulators/ law enforcement agencies/ judicial institutions, on cases of corruption and conflicts of interest.

Not Applicable

8. Number of days of accounts payables ((Accounts payable *365) / Cost of goods/services procured) in the following format:

	FY 2025-26	FY 2024-25
Number of days of accounts payables	121	120

* Cost of goods and services procured considered for above disclosure, excludes CAPEX.

9. Open-ness of business

Provide details of concentration of purchases and sales with trading houses, dealers, and related parties along-with loans and advances & investments, with related parties, in the following format:

Particulars	FY 2025-26	FY 2024-25
Concentration of Purchases*		
a. Purchases from trading houses as % of total purchases	3.21%	2.80%
b. Number of trading houses where purchases are made from	101	108
c. Purchases from top 10 trading houses as % of total purchases from trading houses	60.89%	65%
Concentration of Sales**		
a. Sales to dealers / distributors as % of total sales	NA	NA
b. Number of dealers / distributors to whom sales are made	NA	NA
c. Sales to top 10 dealers / distributors as % of total sales to dealer / distributors	NA	NA
Share of RPTs in		
a. Purchases (Purchases with related parties as % of Total Purchases)	0.15%	0.30%
b. Sales (Sales to related parties as % of Total Sales)	0.06%	0.03%
c. Loans & advances (Loans & advances given to related parties as % of Total loans & advances)	0	0
d. Investments (Investments in related parties as % of Total Investments made)	0	0

* Based on guidance set out in the SEBI Master Circular dated January 30, 2026, we have identified trading houses in the Hardware division within the Engineering, Research and Development Department.

** Not Applicable due to nature of business.

WIPRO INTEGRATED ANNUAL REPORT 2025-26

529

II. LEADERSHIP INDICATORS

1. Awareness programmes conducted for value chain partners on any of the Principles during the financial year:

Total number of awareness programs held	Topics / principles covered under the training	%age of value chain partners covered (by value of business done with such partners) under the awareness programmes
10+	Environment Health and Safety ("**EHS**") and related	100

2. Does the entity have processes in place to avoid/manage conflict of interests involving members of the Board? (Yes/No) If Yes, provide details of the same.

Yes. The Company receives from the members of the Board, a list of entities in which they are interested, at the beginning of every financial year and as and when there is any change in such interest.

PRINCIPLE 2 – BUSINESSES SHOULD PROVIDE GOODS AND SERVICES IN A MANNER THAT IS SUSTAINABLE AND SAFE

I. ESSENTIAL INDICATORS

1. Percentage of R&D and capital expenditure (capex) investments in specific technologies to improve the environmental and social impacts of product and processes to total R&D and capex investments made by the entity, respectively.

	FY 2025-26	FY 2024-25	Details of improvements in environmental and social impacts
R&D	62%	33.15%	Wipro Innovation Network, including Wipro Intelligence ™
Capex	12%	15%	Investment in Green Infrastructure

2. a. ***Does the entity have procedures in place for sustainable sourcing? (Yes/No)***

Yes. As an IT services organization, direct traceability of input materials to final outputs is often not applicable. However, we follow green procurement guidelines across key areas—such as renewable energy for operations, safe cleaning and gardening supplies, eco-friendly civil and infrastructure materials, and environmentally compliant IT products, with equipment procured based on stringent EPEAT-certified criteria.

b. ***If yes, what percentage of inputs were sourced sustainably?***

As an IT Service Company, our inputs are predominantly intellectual capital and digital solutions, also it is difficult to track and trace the entire supply chain making "percentage of input sourced sustainably" less feasible and challenging. However, we align our hardware purchases with EPEAT Standards.

3. Describe the processes in place to safely reclaim your products for reusing, recycling and disposing at the end of life, for

a. ***Plastics (including packaging)***

Most of our plastic waste (including packaging) is recycled.

b. ***E-waste***

All our E-waste is currently recycled by approved vendors. Before recycling, all assets mandatorily undergo data sanitization and destruction process safeguarding information and data security.

530 STATUTORY REPORTS AND FINANCIAL STATEMENTS BUSINESS RESPONSIBILITY AND SUSTAINABILITY REPORT

c. *Hazardous waste*

Biomedical and hazardous waste is incinerated as per approved methods. This waste is managed in strict compliance with Hazardous Waste Management Rules, 2016, utilizing specialized vendors for its safe treatment and disposal.

d. *Other waste*

All our organic waste is managed through both on-site and off-site composting; most of the inorganic waste is directed to appropriate recycling partners to be repurposed.

4. Whether Extended Producer Responsibility (EPR) is applicable to the entity's activities? (Yes/No)

No

II. LEADERSHIP INDICATORS

1. Has the entity conducted Life Cycle Perspective / Assessments (LCA) for any of its products (for manufacturing industry) or for its services (for service industry)?

LCA is not applicable to Wipro, given that the Company is not engaged in the product manufacturing segment.

2. If there are any significant social or environmental concerns and/or risks arising from production or disposal of your products / services, as identified in the Life Cycle Perspective / Assessments (LCA) or through any other means, briefly describe the same along-with action taken to mitigate the same.

LCA is not applicable to Wipro, given that the Company is not engaged in the product manufacturing segment. However, we conduct a Natural Capital Valuation Program, which is a rigorous framework that assesses and quantifies positive and negative impacts on nature or natural capital on account of a Company's operations and value chain. Natural Capital Impacts are calculated across six Key Performance Indicators ("**KPIs**") namely, GHG emissions, air pollution, water consumption, water and land pollution, waste generation and land use change.

3. Percentage of recycled or reused input material to total material (by value) used in production (for manufacturing industry) or providing services (for service industry).

Not Applicable

4. Of the products and packaging reclaimed at end of life of products, amount (in metric tonnes) reused, recycled, and safely disposed.

Not Applicable

5. Reclaimed products and their packaging materials (as a percentage of products sold) for each product category.

Not Applicable

WIPRO INTEGRATED ANNUAL REPORT 2025-26

531

PRINCIPLE 3 – BUSINESSES SHOULD RESPECT AND PROMOTE THE WELL-BEING OF ALL EMPLOYEES, INCLUDING THOSE IN THEIR VALUE CHAINS

I. ESSENTIAL INDICATORS

1. a. ***Details of measures for the well-being of employees:***

Particulars	Total (A)	Health insurance		Accident insurance		Maternity benefits		Paternity Benefits		Day Care facilities	
		Number(B)	%(B/A)	Number(C)	%(C/A)	Number(D)	%(D/A)	Number(E)	%(E/A)	Number(F)	%(F/A)
Permanent employees*											
Male	119,784	119,784	100.00	119,784	100.00	0	0.00	119,784	100.00	119,784	100.00
Female	70,259	70,259	100.00	70,259	100.00	70,259	100.00	0	0.00	70,259	100.00
other	21	21	100.00	21	100.00	0	0.00	0	0.00	21	100.00
Total	**190,064**	**190,064**	**100.00**	**190,064**	**100.00**	**70,259**	**36.97**	**119,784**	**63.02**	**190,064**	**100.00**

* India permanent employees considered

b. ***Details of measures for the well-being workers:***

Not Applicable; as the entire workforce is categorized as 'Employees' and none as 'Workers'.

c. ***Spending on measures towards well-being of employees and workers (including permanent and other than permanent) in the following format-***

	FY 2025-26	FY 2024-25
Cost incurred on wellbeing measures as a % of total revenue of the Company	**1.60%**	1.00%

Notes:

1. The employee well-being expenditure disclosed above has been determined in a manner aligned with the guidance set out in the SEBI Master Circular dated January 30, 2026, and the clarifications provided in the Industry Standards Note on Business Responsibility and Sustainability Report (BRSR) Core. The expenditure includes expenses incurred towards life insurance, personal accident insurance, medical reimbursements, employee welfare initiatives, and paid leave provided to support employees' mental well-being.
2. Employee benefits are considered for all geographies.
3. Apart from what is reported, the Company incurs various other well-being expenditures for employees, such as other paid leaves beyond statutory requirements, training expenses, and other welfare initiatives.

2. **Details of retirement benefits:**

Particulars	FY 2025-26			FY 2024-25		
	Number of employees covered as % of total employees	Number of workers covered as % of total workers	Deducted and deposited with the authority (Yes/No/NA)	Number of employees covered as % of total employees	Number of workers covered as % of total worker	Deducted and deposited with the authority (Yes/No/NA)
Provident Fund (PF)	100	—	Yes	100	—	Yes
Gratuity	100	—	NA	100	—	NA
Employee State Insurance (ESI)	19.63	—	Yes	16.5	—	Yes

Notes:

1. Indian employees are considered for the above disclosure.
2. The Company has a PF trust by the name "Wipro PF Trust", for its employees.
3. No Deduction is done for Gratuity, as it is part of CTC.
4. Above mentioned ESI percentage is calculated using ESI-eligible employees as the numerator and total Indian employee headcount as the denominator. ESI coverage is 100% for all ESI-eligible employees.

532 STATUTORY REPORTS AND FINANCIAL STATEMENTS BUSINESS RESPONSIBILITY AND SUSTAINABILITY REPORT 3. Accessibility of workplaces _ _$UH_WKH_SUHPLVHV___RIŮFHV_RI_WKH_HQWLW¥_DFFHVVLEOH_WR_GLIIHUHQWO¥_DEOHG_HPSOR¥HHV_DQG_ZRUNHUV__DV_SHU_ WKH_UHTXLUHPHQWV_RI_WKH_5LJKWV_RI_3HUVRQV_ZLWK_‘LVDELOLWLHV_$FW______” Yes ___ ‘RHV_WKH_HQWLW¥_KDYH_DQ_HTXDO_RSSRUWXQLW¥_SROLF¥_DV_SHU_WKH_5LJKWV_RI_3HUVRQV_ZLWK_‘LVDELOLWLHV_$FW______”_,I_VR__ _ provide a web-link to the policy. Yes. The policy is available on the website at—Global Policy on Equal Employment Opportunity for Persons with Disabilities. 5. Return to work and Retention rates of permanent employees and workers that took parental leave. Particulars Permanent Employees Return to work rate Retention rates Male 100.00% 79.29% Female 99.94% 70.29% Total 99.97% 74.90% 6. Is there a mechanism available to receive and redress grievances for the following categories of employees and ZRUNHU” Yes _ ,I_¥HV__JLYH_GHWDLOV_RI_WKH_PHFKDQLVP_LQ_EULHI_ _ Yes/No (If Yes, then give details of Remark the mechanism in brief) Permanent Employees Yes Employees and other than Permanent Employees may register their concerns through the dedicated e-mail address available (ombuds. Other than Permanent Yes person@wipro.com) or through the Company’s intranet portal. The Employees Company encourages its employees to register their concerns/ grievances through the Ombuds process and ensures that there is no discrimination, retaliation or harassment of any kind against any employee who reports under the vigil mechanism or participates in the investigation. 2025-26 Entire workforce is categorized as ‘Employees’ and none as ‘Workers’. REPORT ANNUAL INTEGRATED WIPRO

533

7. **Membership of employees and workers in association(s) or Unions recognised by the listed entity:**

Particulars	FY 2025-26			FY 2024-25		
	Total employees / workers in respective category (A)	No. of employees / workers in respective category, who are part of association(s) or Union (B)	% (B / A)	Total employees / workers in respective category (C)	No. of employees / workers in respective category, who are part of association(s) or Union (D)	% (D / C)
Employees						
Total Permanent Employees	228,147	3,095	1.36	225,306	3,712	1.65
Male	142,033	2,202	1.55	141,613	2,663	1.88
Female	85,982	891	1.04	83,666	1,047	1.25
Others	132	2	1.52	27	2	7.41

Entire workforce is categorized as 'Employees' and none as 'Workers'.

Above disclosure excludes CAPCO entities.

Figures for FY 2024–25 have been restated for consistent classification year on year.

8. **Details of training given to employees[1] and workers[2]:**

Particulars	FY 2025-26					FY 2024-25				
	Total (A)	On Health and safety measures		On Skill upgradation		Total (D)	On Health and safety measures		On Skill upgradation	
		No. (B)	% (B/A)	No. (C)	% (C/A)		No. (E)	% (E/D)	No. (F)	% (F/D)
Employees										
Male	142,033	88,755	62.49	132,133	93.03	141,613	68,604	48.44	134,109	94.70
Female	85,982	54,879	63.83	79,305	92.23	83,666	37,962	45.37	79,305	94.79
Other gender	132	51	38.64	63	47.73	27	14	51.85	25	92.59
Total	**228,147**	**143,685**	**62.98**	**211,501**	**92.70**	**225,306**	**106,580**	**47.30**	**213,439**	**94.73**

Notes:

[1]Permanent global employees considered.

[2]Entire workforce is categorized as 'Employees' and none as 'Workers'.

Above disclosure excludes CAPCO entities.

9. **Details of performance and career development reviews of employees[1] and worker[2]:**

Particulars	FY 2025-26			FY 2024-25		
	Total (A)[@]	No. (B)	% (B/A)	Total (C)[@]	No. (D)	% (D/C)
Employees						
Male	124,384	118,237	95.06	122,568	121,086	98.79
Female	73,978	70,549	95.36	70,779	70,047	98.97
Other gender	24	18	75.00	14	14	100
Total	**198,386**	**188,804**	**95.17**	**193,361**	**191,147**	**98.85**

Notes:

[1]Permanent global employees considered excluding CAPCO entities.

[2]Entire workforce is categorized as 'Employees' and none as 'Workers'.

[@]Column A and C denote the number of employees eligible for performance review.

534 STATUTORY REPORTS AND FINANCIAL STATEMENTS BUSINESS RESPONSIBILITY AND SUSTAINABILITY REPORT

10. Health and safety management system:

a. ***Whether an occupational health and safety management system has been implemented by the entity? (Yes/ No) If yes, the coverage of such system?***

Yes. All our campuses conform to ISO 45001:2018 (Occupational Health & Safety management system) with 100% operational coverage and are certified by accredited third party agencies. Besides internal and third-party audits, EHS experts periodically assess every unit (at least once in six months), to ensure compliance to statutory norms and requirements. We also have a dedicated "Health and Safety Policy" in place.

b. ***What are the processes used to identify work-related hazards and assess risks on a routine and non-routine basis by the entity?***

We conduct a Hazard Analysis and Risk Assessment annually or anytime there is a change in process, new equipment, or service, and build risk mitigation plans. The following steps are taken to assess risks and hazards:

- Break down the job into successive steps or tasks;
- Identify the hazards associated with each step and task;
- Identify controls in place for each hazard;
- Identify applicable legal obligations relating to risk assessment and implementation of necessary controls;
- Estimate the potential severity of an incident associated with each hazard from both safety and health aspects;
- Estimate the probability of an incident occurring for each hazard (given existing controls);
- Calculate the risk;
- Identify possible additional controls needed to eliminate these hazards.

c. ***Whether you have processes for workers to report the work related hazards and to remove themselves from such risks. (Yes/No)***

Not Applicable as entire workforce is categorized as 'Employees' and none as 'Workers'.

d. ***Do the employees or worker of the entity have access to non- occupational medical and healthcare services? (Yes/No)***

Yes

11. Details of safety related incidents, in the following format:

Safety Incident/Number	Category	FY 2025-26	FY 2024-25
Lost Time Injury Frequency Rate (LTIFR) (per one million-person hours worked)	Employees	**0.31**	0.27
Total recordable work-related injuries		**152**	102
No. of fatalities		**0**	1
High consequence work-related injury or ill-health (excluding fatalities)		**0**	0

Notes:

1. The inclusion of only permanent employees has been undertaken, as per legal discretion. With the Labour Codes effective from November 21, 2025, a subset of the workforce may qualify as 'workers' under the applicable regulations. The Company has considered the relevant provisions in financial statements and is implementing appropriate systems and processes to identify such personnel and ensure compliance. For the current reporting year, all personnel have been classified as employees and, accordingly, no workforce has been disclosed under the 'workers' category.
2. This includes employees in India as well as global.
3. The Lost Time Injury figures reported above are based on work-related injuries that led to an absence from work of 48 hours or more.

WIPRO INTEGRATED ANNUAL REPORT 2025-26

535

12. Describe the measures taken by the entity to ensure a safe and healthy workplace.

We conduct periodic and annual assessments of our campuses/offices, employees, stakeholders and service providers as a part of this process. A Food Safety and Standards Authority of India ("**FSSAI**") license is mandatory for vendors operating within Wipro owned locations in India. Environment, Occupational Health & Safety ("**EHS**") management systems in our campuses conform to international standards such as 14001 & 45001 and are certified by accredited third party agencies. As an ISO 45001:2018 certified organization, we conduct a Hazard Analysis and Risk Assessment annually or anytime there is a change in process, new equipment, or service, and build risk mitigation plans.

13. Number of Complaints on the following made by employees and workers:

	FY 2025-26		FY 2024-25	
	Filed during the year	Pending resolution at the end of year	Filed during the year	Pending resolution at the end of year
Working Conditions	1,189	0	1,043	0
Health & Safety	723	0	630	0

14. Assessments for the year:

	% of your plants and offices that were assessed (by entity or statutory authorities or third parties)
Health and safety practices	100%*
Working Conditions	

* Covering all sites with operational control.

15. Provide details of any corrective action taken or underway to address safety-related incidents (if any) and on significant risks / concerns arising from assessments of health & safety practices and working conditions.

The key categories of incidents reported are transport (travel from home to office by Company cab) and minor office incidents like cuts or burn injuries. These are closed with root cause analysis and corrective actions. Larger locations have "Occupational Health Center" and Ambulance service where non-work-related illness during hours is supported by the medical experts. Physiotherapists visit the OHC at set timing, address any Ergonomic issues. We had a few flood-like situations at our locations where the Company put in place business continuity measures and extended support to nearby communities. We have taken longer term measures after the incident which included working with government agencies for cleaning and reconstruction of storm water drains.

536 STATUTORY REPORTS AND FINANCIAL STATEMENTS BUSINESS RESPONSIBILITY AND SUSTAINABILITY REPORT

II. LEADERSHIP INDICATORS

1. Does the entity extend any life insurance or any compensatory package in the event of death of

a. Employees (Yes/No)

Yes. Our benefits program follows an integrated approach and provides a range of options for better financial and social security, including efficient tax-management options, life and accident insurance, and medical packages.

b. Workers (Yes/No)

Not Applicable as entire workforce is categorized as 'Employees' and none as 'Workers'.

2. Provide the measures undertaken by the entity to ensure that statutory dues have been deducted and deposited by the value chain partners.

Wipro conducts monthly audit of all labour standards for all Core and contract employees. All third-party vendors are audited by the internal auditors and external labour consultants, hence making sure that all our value chain partners are remitting the statutory dues to the employee and the authority regularly.

3. Provide the number of employees / workers having suffered high consequence work-related injury / ill-health / fatalities (as reported in Q11 of Essential Indicators above), who have been rehabilitated and placed in suitable employment or whose family members have been placed in suitable employment:

None

4. Does the entity provide transition assistance programs to facilitate continued employability and the management of career endings resulting from retirement or termination of employment? (Yes/ No)

Yes

5. Details on assessment of value chain partners:

	% of value chain partners (by value of business done with such partners) that were assessed
Health and safety practices	We ensure that 100% of our suppliers understand and sign off on our Supplier Code of Conduct
Working Conditions	

6. Provide details of any corrective actions taken or underway to address significant risks / concerns arising from assessments of health and safety practices and working conditions of value chain partners.

Vendors who are associated with Wipro are internally trained for health & safety practices by in-house EHS ("**Environmental, Health & Safety**") team with 100% coverage. Wipro provides a workplace that is physically and emotionally safe for contractual staff, where they can focus on their job responsibilities and obtain fulfillment. Wipro provides a safe workplace, compensating workers fairly, and treating them with a sense of dignity and equality while respecting their privacy. Vendor partners undergo training on sexual harassment with 100% coverage. Internal risk review mechanism is in place with all relevant functions to understand the requirements through fortnightly and monthly reviews with all the functions. Location Facility Management Group ("**FMG**") leads are designated as single point of contacts to conduct and coordinate cross-functional efforts and third-party verification is carried out on all the documents submitted by the vendor partner.

WIPRO INTEGRATED ANNUAL REPORT 2025-26

537

PRINCIPLE 4 – BUSINESSES SHOULD RESPECT THE INTERESTS OF AND BE RESPONSIVE TO ALL ITS STAKEHOLDERS

I. ESSENTIAL INDICATORS

1. **Describe the processes for identifying key stakeholder groups of the entity.**

   Engaging with our stakeholders is essential to understand the social, environmental and economic context Wipro operates in. Stakeholder engagement is important for Wipro in order to build a symbiotic relationship with our stakeholders and achieve better outcomes. Factors such as impact, influence, legitimacy, urgency, and diversity of perspectives are the basis of identifying stakeholders crucial to the organization. The stakeholders identified are employees, investors, customers and suppliers. Stakeholder needs and expectations are taken into consideration while determining the organization's materiality to ensure fair representation of key material topics.

2. **List stakeholder groups identified as key for your entity and the frequency of engagement with each stakeholder group.**

Stakeholder group	Whether identified as vulnerable & Marginalized Group (Yes/No)	Channels of communication	Details of other channels of communication (Email, SMS, Newspaper, Pamphlets, Advertisement, Community Meetings, Notice Board, Website), Other	Frequency of engagement (Annually/ Half yearly/ Quarterly / others - please specify)	Purpose and scope of engagement including key topics and concerns raised during such engagement
Employees	No	Internal portal (Dot), Emails and Blogs	E-mail, meetings, Surveys complemented with FGDs	Monthly	1. Continuous Learning 2. Work life balance 3. Compensation & Benefits 4. Health & Safety 5. Diversity
Investors and Shareholders	No	Annual General Body Meeting, Annual Report	Meetings	Annually	1. Corporate governance 2. Financial performance 3. Labour & Human rights 4. Attrition 5. Compliance
Customers	No	Strategic and operational reviews, customer feedback and surveys	Surveys	Monthly	1. Quality and timeliness of delivery 2. Impact on customer's business goals
Suppliers	No	Supplier meets, vendor surveys	Surveys	Half yearly	1. Ease of doing business with Wipro across the Order to Payment life cycle 2. Ethical business conduct, and social practices
Government and Policy Network	No	Meetings	Events and Meetings	Quarterly	1. India's policies on climate change, energy efficiency, water, waste, and biodiversity, including SDG's 2. The role of corporate social responsibility and Taxation legislation in the countries we operate in 3. Labour and human rights
Industry Association and Academia	No	Meetings	Meetings	Quarterly	1. The role of digital technology in supporting net zero transition 2. Inclusive working models 3. Future ready talent in terms of new age skills
CSR Implementation agency and Civil Society Network	Yes	Periodic meetings, newsletters	Interactions and Meetings	Monthly	1. Primary healthcare for rural communities 2. Environment issues that affect Disadvantaged communities 3. Education for disadvantaged children 4. Long-term rehabilitation for disaster-affected areas

538 STATUTORY REPORTS AND FINANCIAL STATEMENTS BUSINESS RESPONSIBILITY AND SUSTAINABILITY REPORT

II. LEADERSHIP INDICATORS

1. Provide the processes for consultation between stakeholders and the Board on economic, environmental, and social topics or if consultation is delegated, how is feedback from such consultations provided to the Board.

The consultation with the Board on key stakeholder concerns is largely mediated by different organizational functions which are responsible for the respective stakeholders. Periodic Board reviews are held at least once a quarter, during which the Board holds extensive discussions with the Chief Executive Officer ("**CEO**") and other senior leaders representing these functions. For example, feedback on customer trends and issues is provided by the Heads of Businesses and Market Units, feedback on investors by the Chief Financial Officer ("**CFO**") and team, on employees by the Chief Human Resources Officer ("**CHRO**") and team, on sustainability issues by the Chief Sustainability Officer, etc. Please refer to the "Stakeholder Engagement" Section of Wipro Annual Report for FY 2025-26.

2. Whether stakeholder consultation is used to support the identification and management of environmental, and social topics? (Yes / No)

Yes

If so, provide details of instances as to how the inputs received from stakeholders on these topics were incorporated into policies and activities of the entity.

Stakeholder engagement covers key material issues driven by strategic objectives through various modes of engagements. There is a primary internal custodian for each stakeholder group. For example, feedback from employees involve certain informed steps which are taken leading to enhanced communications and collaboration forums. For suppliers, this has improved the ease of doing business and ability to address environmental and social aspects. For communities, under the community ecology initiative, we focus on striking an ecological balance in our proximate communities by taking up projects that have direct and tangible benefits and strengthening our urban primary healthcare system is a focus area for us. This is because vulnerable communities still lack adequate personnel and amenities for their healthcare needs. Similarly, for employees, at Wipro, the health, safety, and wellbeing of our employees is of paramount importance. We look at wellbeing holistically, connecting mind, body, and community to help us focus on being healthy, feeling happy, and living our life's purpose. Our employee wellness programs encompass three areas of employee wellbeing: Physical, emotional, and financial. Inputs are received through the employee feedback mechanism. Customer surveys are conducted periodically to get customer inputs. Additionally, quarterly reviews are held with customers where inputs are sought.

3. Provide details of instances of engagement with, and actions taken to, address the concerns of vulnerable/ marginalized stakeholder groups.

Wipro engages with communities and civil society networks to work on systemic issues that can act as force multipliers for social transformation and sustainable development. Within this ambit, we deliberately focus on disadvantaged groups in a significant majority of our social initiatives e.g. Children with Disability, the Urban Poor, Women from disadvantaged communities, Suppliers from under-represented groups (e.g. Women owned enterprises), Employees with disability or from LGBTQ+ groups. Boosting and strengthening our urban primary healthcare system is a focus area for us. For example, enhancing education facilities for children with disabilities in marginalized communities, providing healthcare to migrant workers.

WIPRO INTEGRATED ANNUAL REPORT 2025-26

539

PRINCIPLE 5 – BUSINESSES SHOULD RESPECT AND PROMOTE HUMAN RIGHTS

I. ESSENTIAL INDICATORS

1. Employees and workers who have been provided training on human rights issues and policy(ies) of the entity, in the following format:

Particulars	FY 2025-26			FY 2024-25		
	Total (A)	Number of employees or workers covered (B)	% (B/A)	Total (C)	Number of employees or workers covered (D)	% (D/C)
Employees						
Permanent employees	228,147	211,270	92.60	225,306	191,540	85.01
Other than permanent employees	9,914	5,687	57.36	10,109	2,027	20.05
Total Employees	238,061	216,957	91.14	235,415	193,567	82.22

Notes:

1. Human rights training coverage includes employees who completed either the mandatory POSH or Code of Business Conduct trainings.

2. Global employees included.

3. Above disclosure excludes CAPCO entities.

4. Employees based in certain Europe region (in accordance with local regulatory requirements) and those on extended leave (as per Company policy) are exempt from completing the POSH training. However, these employees are included in the total headcount as required under BRSR.

2. Details of minimum wages paid to employees and workers, in the following format:

Particulars	FY 2025-26					FY 2024-25				
	Total (A)	(Equal to minimum wage)		(More than minimum wage)		Total (D)	(Equal to minimum wage)		(More than minimum wage)	
		No. (B)	%(B/A)	No. (C)	% (C/A)		No.(E)	% (E/D)	No. (F)	% (F/D)
Employees										
Permanent employees	179,308	5,724	3.19	173,584	96.8	173,785	8,646	4.97	165,139	95.02
Male	113,493	2,736	2.41	110,757	97.58	110,799	4,526	4.08	106,273	95.91
Female	65,794	2,987	4.53	62,807	95.46	62,980	4,120	6.54	58,860	93.45
Other	21	1	4.76	20	95.23	6	0	0.00	6	100

Note: For eligible employees in India Geography

3. Details of remuneration/salary/wages:

a. ***Median remuneration / wages:***

Please refer to **page 139 to 140** of this Annual Report.

Notes:

1. For remuneration to Directors kindly refer to the corporate governance report in the Annual Report FY 25-26.

2. Third party service providers are excluded.

540 STATUTORY REPORTS AND FINANCIAL STATEMENTS BUSINESS RESPONSIBILITY AND SUSTAINABILITY REPORT

b. Gross wages paid to females as % of total wages paid by the entity, in the following format:

	FY 2025-26	FY 2024-25
Gross wages paid to females as % of total wages	25.67%	25.92%

Notes:

1. Global Permanent employees are considered.
2. In accordance with the guidance set out in the Master Circular dated January 30, 2026, the above disclosure is based on salary and wage expenses from the audited financial statements, excluding retirement benefits, ESOPs, and staff welfare expenses, and is consistent with payroll records.

4. Do you have a focal point (Individual/ Committee) responsible for addressing human rights impacts or issues caused or contributed to by the business? (Yes/No)

Yes. Mr. Saurabh Govil, Chief Human Resources Officer, is responsible for addressing human rights issues.

5. Describe the internal mechanisms in place to redress grievances related to human rights issues.

Wipro's Ombuds Policy has been established to allow workers and other individuals associated with the Company to voice their concerns pertaining to malpractice, impropriety, abuse, and deviant behavior at an early stage through an appropriate channel, freely without fear of retaliation, victimization, or eventual discrimination or disadvantage at workplace. Mechanism followed under the Ombuds process has been displayed on the Company's intranet and website at - Ombuds Policy.

6. Number of Complaints on the following made by employees and workers:

	FY 2025-26*		FY 2024-25	
	Number of complaints filed during the year	Number of complaints pending resolution at the end of year	Number of complaints filed during the year	Number of complaints pending resolution at the end of year
Sexual Harassment	205	24	195	36
Discrimination at workplace	13	2	8	1
Child Labour	0	0	0	0
Forced Labour/ Involuntary Labour	0	0	0	0
Wages	0	0	0	0
Other human rights related issues	0	0	0	0

*The figures in the table represent consolidated group-level data across all gender categories and global locations for the financial year.

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7. Complaints filed under the Sexual Harassment of Women at Workplace (Prevention, Prohibition and Redressal) Act, 2013, in the following format:

	FY 2025-26	FY 2024-25
Total Complaints reported under Sexual Harassment of Women at Workplace (Prevention, Prohibition and Redressal) Act, 2013 (POSH)	128	125
Average of number of female employees/workers at the beginning of the year and as at end of the year	89,093	69,954
Complaints on POSH as a % of female employees / workers	0.14	0.18
Complaints on POSH upheld	117	115

Notes:

1. The POSH Act applies in India; therefore, the reported cases disclosed have been filed by women employees and other women at the workplaces of the group of entities located within India, as the Act protects the rights of all women working or visiting workplaces, regardless of their employment status.
2. Above disclosure on Complaints on POSH upheld, include 14 cases that were pending resolution at the end of previous reporting period.
3. Global employees are covered by Company's global policy & are governed by respective country's law.
4. Cases reported includes women other than employees too as per the POSH Act. For the purpose of calculation of ratio, only women employees have been considered.
5. Higher reported cases demonstrate increased awareness and a greater confidence in the resolution mechanism.

8. Mechanisms to prevent adverse consequences to the complainant in discrimination and harassment cases.

Ombuds Policy assures all complainants protection and safeguards against perceived or actual victimization or retaliation for reporting a complaint. Moreover, if any complainant still feels or raises such concern of retaliation, they may approach the Chief Ombudsperson for a suitable remedy.

9. Do human rights requirements form part of your business agreements and contracts? (Yes/No)

Yes. Human Rights aspects are covered as part of the Wipro Supplier Code of Conduct, which is required for all contracts.

10. Assessments for the year:

Particulars	% of your plants and offices that were assessed (by entity or statutory authorities or third parties)
Child labour	100%
Forced/involuntary labour	
Sexual harassment	
Discrimination at workplace	
Wages	

11. Provide details of any corrective actions taken or underway to address significant risks/ concerns arising from the assessments at Question 10 above.

We conduct monthly audits to address risks and escalate in case of any issues. We ensure all statutory compliances regarding minimum wages and strictly prohibit employment of child labour.

542 STATUTORY REPORTS AND FINANCIAL STATEMENTS BUSINESS RESPONSIBILITY AND SUSTAINABILITY REPORT

II. LEADERSHIP INDICATORS

1. Details of a business process being modified/ introduced as a result of addressing human rights grievances or complaints.

Please refer to "Human Rights & Values at Wipro" in the "People Practices" Section of the Annual Report. Human Rights Policy: Human Rights Policy.

2. Details of the scope and coverage of any human rights due diligence conducted.

Please refer to "Human Rights & Values at Wipro" in the "People Practices" Section of the Annual Report. Human Rights Policy: Human Rights Policy.

3. Is the premise/ office of the entity accessible to differently abled visitors, as per the requirements of the Rights of Persons with Disabilities Act, 2016?

Yes

4. Details on assessment of value chain partners:

Particulars	% of value chain partners (by value of business done with such partners) that were assessed
Child labour	100%
Forced/involuntary labour	
Sexual harassment	
Discrimination at workplace	
Wages	

5. Provide details of any corrective actions taken or underway to address significant risks/ concerns arising from the assessments at Question 4 above.

Monthly audits are conducted to address risks and escalate in case of any issues. All statutory compliances regarding minimum wages and other benefits are ensured. Employment of child labour is strictly prohibited.

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PRINCIPLE 6 – BUSINESSES SHOULD RESPECT AND MAKE EFFORTS TO PROTECT AND RESTORE THE ENVIRONMENT

I. ESSENTIAL INDICATORS

1. Details of total energy consumption (in Joules or multiples) and energy intensity, in the following format:

Whether total energy consumption and energy intensity is applicable to the Company? Yes

Parameter	Units	FY 2025-26	FY 2024-25
From renewable sources			
Total electricity consumption (A)	Megajoule (MJ)	616,790,586.76	588,140,791.60
Total fuel consumption (B)	Megajoule (MJ)	0	0
Energy consumption through other sources (C)	Megajoule (MJ)	9,601,636.73	10,261,544.03
Total energy consumed from renewable sources (A+B+C)	Megajoule (MJ)	626,392,223.49	598,402,335.63
From non-renewable sources			
Total electricity consumption (D)	Megajoule (MJ)	40,962,688.89	116,279,477.00
Total fuel consumption (E)	Megajoule (MJ)	35,144,676.24	41,493,714.70
Energy consumption through other sources (F)	Megajoule (MJ)	0	0.00
Total energy consumed from non-renewable sources (D+E+F)	Megajoule (MJ)	76,107,365.12	157,773,192.10
Total energy consumed (A+B+C+D+E+F)	Megajoule (MJ)	702,499,588.61	756,175,527.80
Energy intensity per rupee of turnover (Total energy consumed / Revenue from operations)	Megajoule /₹	0.00075844	0.00084879
Energy intensity per rupee of turnover adjusted for Purchasing Power Parity (PPP) (Total energy consumed / Revenue from operations adjusted for PPP)	Megajoule /₹	0.01542672	0.017536050
Energy intensity in terms of physical output - Occupancy (kWh/ person/day)	kWh/person/day	9.86	12.10
Energy intensity (optional) - the relevant metric may be selected by the entity	kWh/sqm	80.64	88.36

Notes:

1. Above disclosure is reported for office locations under operational control.
2. Operating revenues have been adjusted using the latest Purchasing Power Parity (PPP) conversion factor for India, as published by the IMF. For the year ended March 31, 2026, the conversion factor is 20.34.

Note: Indicate if any independent assessment/evaluation/assurance has been carried out by an external agency? (Yes/No) If yes, name of the external agency.

Yes. Independent assurance has been provided by Deloitte Haskins & Sells LLP for FY 2025-26.

2. Does the entity have any sites/facilities identified as designated consumers (DCs) under the Performance, Achieve and Trade (PAT) Scheme of the Government of India? (Yes/No)

No

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3. **Provide details of the following disclosures related to water, in the following format:**

Parameter	Units	FY 2025-26	FY 2024-25
Water withdrawal by source (in kilolitres)			
(i) Surface water	kilolitres	0	0
(ii) Groundwater	kilolitres	13,519	16,342
(iii) Third party water	kilolitres	1,221,903	1,292,138
(iv) Seawater / desalinated water	kilolitres	0	0
(v) Others	kilolitres	25,801	0
Total volume of water withdrawal (in kilolitres) (i + ii + iii + iv + v)	kilolitres	1,261,223	1,308,480
Total volume of water consumption (in kilolitres)	kilolitres	1,223,771	1,307,531
Water intensity per rupee of turnover (Total water consumption / Revenue from operations)	kilolitres /₹	0.0000013	0.0000015
Water intensity per rupee of turnover adjusted for Purchasing Power Parity (PPP)(Total water consumption / Revenue from operations adjusted for PPP)	kilolitres /₹	0.000026874	0.000030322
Water intensity in terms of physical output	-	-	-
Water intensity (optional) - the relevant metric may be selected by the entity	lit/person/day	61.85	75.53

Notes:

1. Above disclosure represents values across all locations under the operational control.

2. Optional relevant metric selected as lit per person per day for calculating water intensity.

Note: Indicate if any independent assessment/evaluation/assurance has been carried out by an external agency? (Yes/No) If yes, name of the external agency.

Yes. Independent assurance has been provided by Deloitte Haskins & Sells LLP for FY 2025-26.

4. **Provide the following details related to water discharged:**

Parameter	Units	FY 2025-26	FY 2024-25
Water discharge by destination and level of treatment (in kilolitres)			
i) To Surface water	kilolitres	0	0
No treatment	kilolitres	0	0
With treatment - please specify level of treatment	kilolitres	0	0
ii) To Groundwater	kilolitres	0	0
No treatment	kilolitres	0	0
With treatment - please specify level of treatment	kilolitres	0	0
iii) To Seawater	kilolitres	0	0
No treatment	kilolitres	0	0
With treatment - please specify level of treatment	kilolitres	0	0
iv) third party water	kilolitres	37,452	949
No treatment	kilolitres	37,056	0
With treatment - tertiary treatment	kilolitres	396	949

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Parameter		Units	FY 2025-26	FY 2024-25
v)	Others	kilolitres	0	0
	No treatment	kilolitres	0	0
	With treatment - please specify level of treatment	kilolitres	0	0
Total water discharged in kilolitres per area		kilolitres	37,452	949

Notes:

1. The above disclosures pertain to 2 locations (Electronic city-5 and Sarjapur-2).
2. This includes one location (Sarjapur-2) where the STP is being renovated, as a result of which untreated water was discharged which was sent to local municipality for treatment.

Note: Indicate if any independent assessment/evaluation/assurance has been carried out by an external agency? (Yes/No). If yes, name of the external agency.

Yes. Independent assurance has been provided by Deloitte Haskins & Sells LLP for FY 2025-26.

5. Has the entity implemented a mechanism for zero liquid discharge?

Yes

If yes, provide details of its coverage and implementation.

Wipro follows a Zero Liquid Discharge approach across most locations, whereby water is treated to secondary or tertiary quality and reused for non-contact purposes, including flushing, HVAC, and gardening. During the ongoing STP upgrade, untreated water was discharged at one location as part of renovation activities and was directed to the local municipality for treatment.

6. Please provide details of air emissions (other than GHG emissions) by the entity, in the following format:

Whether air emissions (other than GHG emissions) by the entity is applicable to the Company?

Yes

Parameter	Unit	FY 2025-26	FY 2024-25
NOx	Tonne	17.46	25.74
SOx	Tonne	1.77	2.81
Particulate matter (PM)	Tonne	0.65	3.17
Persistent organic pollutants (POP)	Tonne	-	-
Volatile organic compounds (VOC)	Tonne	-	-
Hazardous air pollutants (HAP)	Tonne	-	-
Others - please specify	N/A	NA	NA

The values are based on stack emission reports compiled monthly for Diesel Generator (DG) sets at sample sites under Wipro's operational control.

Note: Indicate if any independent assessment/evaluation/assurance has been carried out by an external agency? (Yes/No). If yes, name of the external agency.

Yes. Independent assurance has been provided by Deloitte Haskins & Sells LLP for FY 2025-26.

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7. **Provide details of greenhouse gas emissions (Scope 1 and Scope 2 emissions) & its intensity, in the following format:**

Whether greenhouse gas emissions (Scope 1 and Scope 2 emissions) & its intensity is applicable to the Company?
Yes

Parameter	Units	FY 2025-26	FY 2024-25
Total Scope 1 emissions (Break-up of the GHG into CO_2, CH_4, N_2O, HFCs, PFCs, SF_6, NF_3, if available)	tCO_2e	**7,649.14**	8,046.00
Total Scope 2 emissions (Break-up of the GHG into CO_2, CH_4, N_2O, HFCs, PFCs, SF_6, NF_3, if available)	tCO_2e	**8,075.06**	23,416.00
Total Scope 1 and Scope 2 emission intensity per rupee of turnover (Total Scope 1 and Scope 2 GHG emissions / Revenue from operations)	$kgCO_2e$/₹	**0.000017**	0.000035
Total Scope 1 and Scope 2 emission intensity per rupee of turnover adjusted for Purchasing Power Parity (PPP) (Total Scope 1 and Scope 2 GHG emissions / Revenue from operations adjusted for PPP)	$kgCO_2e$/₹	**0.000345**	0.000730
Total Scope 1 and Scope 2 emission intensity in terms of physical output	tCO_2e	**NA**	NA
Total Scope 1 and Scope 2 emission intensity (optional) - the relevant metric may be selected by the entity	$kgCO_2e$/sqm	**6.50**	13.26

Notes:

1. Optional relevant metric selected as $kgCO_2e$ per square metre for calculating intensity.
2. Scope 1 and Scope 2 emissions reported values above represents all locations under the operational control of the consolidated group of entities.
3. Emission factors for Scope 1 emissions are based on the DEFRA 2025 database. For Scope 2 emissions (based on market- based approach) from purchased electricity, emission factors are sourced from the Central Electricity Authority (CEA) database.

Note: Indicate if any independent assessment or evaluation or assurance has been carried out by an external agency? (Yes/No). If yes, name of the external agency

Yes. Independent assurance has been provided by Deloitte Haskins & Sells LLP for FY 2025-26.

8. **Does the entity have any project related to reducing greenhouse gas emission? If yes, provide details.**

Yes. We have a detailed roadmap to become Net Zero on our value-chain GHG emissions by 2040 with firm interim goals till 2030. Our plans envisage a multi-pronged approach around energy efficiency, renewable energy, green buildings, and scope 3 emission reduction.

For more details, refer to our Carbon reduction Plan.

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9. Provide details related to waste management by the entity, in the following format:

Parameter	Units	FY 2025-26	FY 2024-25
Total waste generated (in metric tonnes)			
Plastic Waste (A)	metric tonnes	95	97
E-Waste (B)	metric tonnes	360	171
Bio Medical Waste (C)	metric tonnes	3.5	4
Construction And Demolition Waste(D)	metric tonnes	2,206	8,888
Battery Waste (E)	metric tonnes	113	159
Radioactive Waste (F)	metric tonnes	0	0
Other Hazardous Waste (G)	metric tonnes	23	28
Other Non-Hazardous Waste Generated (H). Please specify, if any. (Breakup by composition i.e. by materials relevant to the sector)	metric tonnes	5,131	4,193
Total Waste Generated (A+B+C+D+E+F+G+H)	metric tonnes	7,932	13,541
Waste intensity per rupee of turnover (Total waste generated / Revenue from operations)	kg/₹	0.00000856	0.0000152
Waste intensity per rupee of turnover adjusted for Purchasing Power Parity (PPP) (Total waste generated / Revenue from operations adjusted for PPP)	kg/₹	0.00017418	0.00031402
Waste intensity in terms of physical output	metric tonnes	N/A	N/A
Waste intensity (optional) - the relevant metric may be selected by the entity	kg/person/day	0.40	0.78
For each category of waste generated, total waste recovered through recycling, re-using or other recovery operations (in metric tonnes)			
(i) Recycled	metric tonnes	5,501	4,833
(ii) Re-used	metric tonnes	1,506	277
(iii) Other recovery operations	metric tonnes	0	0
Total	metric tonnes	7,008*	5,111*
For each category of waste generated, total waste disposed by nature of disposal method (in metric tonnes)			
(i) Incineration	metric tonnes	89	79
(ii) Landfilling	metric tonnes	659	8,646
(iii) Other disposal operation	metric tonnes	0	0
Total	metric tonnes	748*	8,726*

*figures are rounded off.

Notes:

1. Above disclosure represents values across all locations under the operational control.
2. Other hazardous waste majorly includes oil waste. Non-Hazardous waste includes organic waste (food waste) and others.
3. The waste that goes to landfills is almost entirely Construction and Demolition waste. Disposing this waste seems to be a systemic problem across the board. The C&D (Construction and Demolition) waste in FY25 was significantly high due to the demolition and redevelopment of the tower from Mysore office location.
4. Waste intensity (Kg per person per day) has been calculated based on the average number of employees attending office locations.
5. Operating revenue has been adjusted using the latest Purchasing Power Parity (PPP) conversion factor for India, as published by the IMF. For the year ended March 31, 2026, the conversion factor is 20.34.
6. For e-waste (computer waste), the reported quantity generated is derived from the quantity disposed of during the reporting period. Any e-waste remaining at the end of the financial year is securely stored at the facilities and is subsequently recycled through approved vendors in accordance with applicable waste management practices.

548 STATUTORY REPORTS AND FINANCIAL STATEMENTS BUSINESS RESPONSIBILITY AND SUSTAINABILITY REPORT

Note: Indicate if any independent assessment or evaluation or assurance has been carried out by an external agency?(Yes/No). If yes, name of the external agency.

Yes. Independent assurance has been provided by Deloitte Haskins & Sells LLP for FY 2025-26.

10. Briefly describe the waste management practices adopted in your establishments. Describe the strategy adopted by your Company to reduce usage of hazardous and toxic chemicals in your products and processes and the practices adopted to manage such wastes.

Wipro promotes waste reduction and recycling through various measures such as minimizing the use of single-use plastics, promoting paperless operations, and adopting energy-efficient technologies. Wipro collaborates with authorized recycling partners to manage electronic waste (e-waste) responsibly. Waste collection and disposal is done systematically, adhering to predefined schedules and routes to optimize efficiency. Waste segregation is followed at its facilities, and Wipro maintains comprehensive records and documentation related to waste generation, segregation, collection, and disposal. Tracking and reporting is maintained to assess the effectiveness of waste reduction initiatives and identify areas for further improvement. Third-Party Vendor Evaluation is employed to ensure that third-party vendors abide by local waste management laws.

11. If the entity has operations/offices in/around ecologically sensitive areas (such as national parks, wildlife sanctuaries, biosphere reserves, wetlands, biodiversity hotspots, forests, coastal regulation zones etc.) where environmental approvals / clearances are required, please specify details in the following format:

The Company does not have operations in ecologically sensitive areas.

12. Details of environmental impact assessments of projects undertaken by the entity based on applicable laws, in the current financial year:

Not Applicable as per Environmental Impact Assessment ("**EIA**") notification 2006.

13. Is the entity compliant with the applicable environmental law/ regulations/ guidelines in India; such as the Water (Prevention and Control of Pollution) Act, Air (Prevention and Control of Pollution) Act, Environment protection act and rules thereunder? (Yes/No)

Yes

II. LEADERSHIP INDICATORS

1. Water withdrawal, consumption and discharge in areas of water stress (in kilolitres):

For each facility / plant located in areas of water stress, provide the following information:

Water withdrawal, consumption and discharge in areas of water stress		
(i)	Name of the area	All offices except Airoli, Gopanpally, KDC, Manikonda, Mysore, Pune, Cochin, Vizag, and Bhubaneswar.
(ii)	Nature of operations	IT Services

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iii. Water withdrawal, consumption and discharge in the following format:

Parameter		Unit	FY 2025-26	FY 2024-25
Water withdrawal by source (in kilolitres)				
Surface water		kilolitres	**0**	0
Ground water		kilolitres	**12,217**	14,530
Third party water		kilolitres	**537,520**	879,030
Seawater / desalinated water		kilolitres	**0**	0
Others*		kilolitres	**12,980**	0
Total volume of water withdrawal (in kilolitres)		kilolitres	**562,717**	893,560
Total volume of water consumption (in kilolitres)		kilolitres	**525,265**	892,611
Water intensity per rupee of turnover (Water consumed / turnover)		Kilolitres/₹	**0.000000567**	0.000001002
Water intensity (optional) - the relevant metric may be selected by the entity		lit/person/day	**26.55**	51
Water discharge by destination and level of treatment (in kilolitres)				
i)	Into Surface water	kilolitres	**0**	0
	No treatment	kilolitres	**0**	0
	With treatment - please specify level of treatment	kilolitres	**0**	0
ii)	Into Groundwater	kilolitres	**0**	0
	No treatment	kilolitres	**0**	0
	With treatment - please specify level of treatment	kilolitres	**0**	0
iii)	Into Seawater	kilolitres	**0**	0
	No treatment	kilolitres	**0**	0
	With treatment - please specify level of treatment	kilolitres	**0**	0
iv)	third party water	kilolitres	**37,452**	949
	No treatment	kilolitres	**37,056**	0
	With treatment - tertiary treatment	kilolitres	**396**	949
v)	Others	kilolitres	**0**	0
	No treatment	kilolitres	**0**	0
	With treatment - please specify level of treatment	kilolitres	**0**	0
Total water discharged in kilolitres per area		kilolitres	**37,452**	**949**

*Includes rainwater harvesting

Notes:

1. The above disclosures pertain to 2 locations (Electronic city-5 and Sarjapur-2). This includes one location (Sarjapur-2) where the STP is being renovated, as a result of which untreated water was discharged which was sent to local municipality for treatment.

2. The disclosure above is for India locations only.

Note: Indicate if any independent assessment or evaluation or assurance has been carried out by an external agency? (Yes/No). If yes, name of the external agency.

Yes, Independent assurance has been provided by Deloitte Haskins & Sells LLP for FY 2025-26.

550 STATUTORY REPORTS AND FINANCIAL STATEMENTS BUSINESS RESPONSIBILITY AND SUSTAINABILITY REPORT

2. Please provide details of total Scope 3 emissions & its intensity, in the following format:

Whether total Scope 3 emissions & its intensity is applicable to the Company? Yes

Parameter	Units	FY 2025-26	FY 2024-25
Total Scope 3 emissions (Break-up of the GHG into CO_2, CH_4, N_2O, HFCs, PFCs, SF_6, NF_3, if available)	tCO_2e	**170,928**	188,224
Total Scope 3 emissions per rupee of turnover	tCO_2e/₹	**0.000000185**	0.000000211
Total Scope 3 emission intensity (optional) - the relevant metric may be selected by the entity	$kgCO_2e$/sqm	**70.64**	79.33

Notes:

1. The optional metric selected is kg CO_2e per square meter for calculating Scope 3 intensity.
2. Category wise emissions and calculation methodology:
   i. Purchased Goods and Services and Capital Goods (FY26: 39,724 tCO_2e; FY25: 32,866 tCO_2e): are estimated using Exiobase EEIO factors combined with a spend-based approach. Upstream Transportation & Distribution emissions have been included in Purchased Goods & Services and Capital Goods category.
   ii. Upstream Fuel and Energy (FY26: 2,911 tCO_2e; FY25: 16,349 tCO_2e): DEFRA emission factors from 2017, 2021, and 2025, employing a fuel-based methodology. Renewable energy transmission and distribution losses are excluded for FY 25-26.
   iii. Business Travel (FY26- 29,420 tCO_2e; FY25 - 30,315 tCO_2e) Air travel emissions are calculated following the ICAO methodology, while other travel modes apply DEFRA 2025 factors. A distance-based approach is used for all calculations.
   iv. Employee Commute (FY26: 77,280 tCO_2e; FY25: 85,168 tCO_2e): Emissions are based on DEFRA 2025 factors, applying a distance-based methodology. Work From Home Emissions are calculated based on "Anthesis work paper".
   v. Upstream and Downstream Leased Assets FY26: 21,562 tCO_2e FY25: 23,468 tCO_2e): Emissions are estimated using intensity data from 'Our World India' combined with DEFRA 2021 factors, focusing exclusively on leased office locations with more than 100 employees.
   vi. Waste Emissions (FY26: 31 tCO_2e; FY25: 58 tCO_2e) are calculated using DEFRA 2025 emission factors.

Note: Indicate if any independent assessment or evaluation or assurance has been carried out by an external agency? (Yes/No). If yes, name of the external agency.

Yes. Independent assurance has been provided by Deloitte Haskins & Sells LLP for FY 2025-26.

3. With respect to the ecologically sensitive areas reported at Question 11 of Essential Indicators above, provide details of significant direct & indirect impact of the entity on biodiversity in such areas along-with prevention and remediation activities.

The Company does not have operations in ecologically sensitive areas.

4. If the entity has undertaken any specific initiatives or used innovative technology or solutions to improve resource efficiency, or reduce impact due to emissions / effluent discharge / waste generated, please provide details of the same as well as outcome of such initiatives, as per the following format:

Initiative undertaken	Details of the initiative (Web-link, if any, may be provided along-with summary)	Outcome of the initiative
Global Energy Command Center	Aggregates Building Management System (BMS) inputs on a common platform.	Optimize operational control and improve energy efficiency.
Indoor Air Quality	Continuous Air Quality monitoring system (PM 2.5, PM 10, TVOC, CO_2, Temperature, RH) using certified sensors. Old campuses will also have improved air filtration and IAQ (Improved Air Quality) monitoring in place (phase wise execution plan based on RTW). Air quality audit & Implemented 2nd stage filter with > 99% Viral load reduction efficiency.	Improved air quality monitoring and management for occupants.

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Initiative undertaken	Details of the initiative (Web-link, if any, may be provided along-with summary)	Outcome of the initiative
UPS Capacitor replacement	Conversion of VRLA ("Valve Regulated Lead Acid") batteries to Lithium Batteries (LIB) with monitoring system.	LIB's have a longer life of more than 2 to 3 times of VRLA ("Valve Regulated Lead Acid") batteries. It helps in the reduction of UPS capacity requirement & backup related capacity optimization.
Ultrafiltration and nano-filtration	6 of the Wipro owned locations have installed ultrafiltration where water from these locations is being treated completely. Membrane Bio reactor ("MBR") is used in 2 of the campuses. And further installation in 2 more locations is being carried out. Nano filtration is used in 4 locations for treatment of fresh water.	Improved water recycling efficiency.
Phasing out of R-22 for HVAC	We have phased out the usage of R-22 in some of Wipro's owned campuses i.e. SJP 1, KODC (Kochi), CMDC (Coimbatore) to transition towards environment friendly alternatives thereby achieving energy efficiency and lower operating costs over time.	Avoided 115 metric tonnes of CO_2 emissions annually in FY 2026.

5. Does the entity have a business continuity and disaster management plan?

Yes

Details of entity at which business continuity and disaster management plan is placed or weblink.

Wipro is aligned to ISO 22301 Business Continuity Management System ("**BCMS**") framework which is applicable across global locations, accounts, and service functions. Wipro's VirtuaDeskTM Business Continuity Solution is designed to introduce desktop and application virtualization to the workplace in a quick and cost-effective manner. We also have a well-developed Business Continuity Management Plan which helped us recover from COVID-19 pandemic. Our business continuity policy is used to plan for climate related disruptions which could impact business objectives. In addition to our current practices, we have the well-established Crisis 24 tool available to effectively communicate with associates during any disruptions, events, or incidents. This platform ensures that everyone receives timely and accurate information, helping us coordinate responses, recovery and keep all associates informed as situations develop.

Disclosure weblink of entity at which business continuity and disaster management plan is placed at

https://www.wipro.com/engineering/helping-you-navigate-through-disruption/.

6. Disclose any significant adverse impact to the environment, arising from the value chain of the entity. What mitigation or adaptation measures have been taken by the entity in this regard?

Around 92% of the environmental impact from GHG emissions is from our extended value chain. The main contributing categories are purchased goods and services, business travel and employee commute. We have mitigation plans for each of these - at a high level it is based on engagement and disclosures with our suppliers; travel reduction and avoidance for business travel; EV, public transport and pooling for employee commute and RE procurement for reducing upstream energy emissions.

552 STATUTORY REPORTS AND FINANCIAL STATEMENTS | BUSINESS RESPONSIBILITY AND SUSTAINABILITY REPORT

7. **Percentage of value chain partners (by value of business done with such partners) that were assessed for environmental impacts.**

   We estimate that approximately 50% of suppliers by value of business would be assessed for environmental impact - across key categories of IT hardware, facility management services and Civil. The natural capital valuation program assesses the environmental impact of our value chain activities, including purchased goods and services. This is based on our spend data for each supplier and categories they belong to. Details of the same are provided in Annual Report under Wipro's Natural Capital Valuation Program. We engaged with 135 suppliers, through Wipro Initiative for Supplier Engagement ("**WISE**") program.

8. **How many Green Credits have been generated or procured:**

   a. ***Number of green credits generated or procured by the listed entity.***

      Not Applicable, since we have committed to SBTi Targets, our emission reduction efforts are focussed on decarbonization.

   b. ***Number of green credits generated or procured by the top ten (in terms of value of purchases and sales, respectively) value chain partners.***

      Not Applicable

PRINCIPLE 7 – BUSINESSES, WHEN ENGAGING IN INFLUENCING PUBLIC AND REGULATORY POLICY, SHOULD DO SO IN A MANNER THAT IS RESPONSIBLE AND TRANSPARENT

I. ESSENTIAL INDICATORS

1. a. ***Number of affiliations with trade and industry chambers or associations.***

      8

   b. ***List the top 10 trade and industry chambers/ associations (determined based on the total members of such body) the entity is a member of/affiliated to.***

Sl. No.	Name of the trade and industry chambers/ associations	Reach of trade and industry chambers/ associations
1	US Chamber of Commerce	International
2	Confederation of Indian Industry (CII)	National
3	Federation of Indian Chambers of Commerce and Industry (FICCI)	National
4	digital Switzerland	International
5	National Association of Software and Services Companies (NASSCOM)	National
6	BITKOM	International
7	techUK	International
8	Indo-French Chamber of Commerce and Industry (IFCCI)	International

2. **Provide details of corrective action taken or underway on any issues related to anti-competitive conduct by the entity based on adverse orders from regulatory authorities.**

   None

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II. LEADERSHIP INDICATORS

1. Details of public policy positions advocated by the entity:

Public policy advocated	Method resorted for such advocacy	Whether information available in public domain? (Yes/No)	Frequency of review by board (Annually/ Half yearly/ Quarterly / Others - please specify)	Web Link, if available
Talent – Many associations place talent at the center of their advocacy, stressing the need for a high-performing, adaptable, and skilled workforce that can respond to changing demands. They view talent development as a source of competitive advantage and therefore emphasize reskilling, upskilling, leadership development, and digital education to meet the rising demand for digital skills in an increasingly digital economy.	Events/ Reports/ Meetings/ Consultation	Yes	Others- when opportunities arrive	US Chamber of Commerce Foundation CII Nasscom Tech UK
ESG: Industry associations converge on the need for a common platform to collectively advocate for practical and implementable climate policies. The Confederation of Indian Industry (CII) emphasizes fostering a business-friendly ecosystem through collaboration. FICCI highlights the critical role of businesses and communities in environmental stewardship. NASSCOM positions sustainability as a key service frontier, while techUK underscores the enabling power of digital technologies in advancing a net-zero future. Across these perspectives, stakeholder collaboration remains central to integrating economic, social, and environmental sustainability.	Events/ Reports/ Meetings/ Consultation	Yes	Others- when opportunities arrive	US Chamber of Commerce CII FICCI Nasscom Tech UK Bitkom
Mobility - Many associations advocates for immigration reform to address critical workforce needs, fostering economic growth and innovation. CII promotes free movement of professional and visa norms simplification. IFCCI International Migration Division facilitates global talent mobility, aligning industry needs with welfare maximization. NASSCOM lobbies for Skilled Mobility and Liberal Visa policies. BITKOM focuses on improving immigration processes for IT professionals, combating shortages in Germany through policy, advocacy and reports.	Events/ Reports/ Meetings/ Consultation	Yes	Others- when opportunities arrive	US Chamber of Commerce Foundation Nasscom Bitkom

554 STATUTORY REPORTS AND FINANCIAL STATEMENTS BUSINESS RESPONSIBILITY AND SUSTAINABILITY REPORT

Public policy advocated	Method resorted for such advocacy	Whether information available in public domain? (Yes/No)	Frequency of review by board (Annually/ Half yearly/ Quarterly / Others - please specify)	Web Link, if available
Future of Work - Associations like the US Chamber envision a dynamic future of work, it emphasizes adaptability and empowerment for individuals and businesses. CII stresses the urgent need for skilling in emerging technologies. FICCI anticipates a hybrid work model in India. NASSCOM underscores the importance of human centric leadership amid technological evolution. tech UK highlights the rise of flexible work urging readiness for digital transformation. BITKOM addresses diverse challenges through education and labour law reforms. Together, they advocate for a future workforce equipped with skills and conditions to thrive in a rapidly evolving landscape. Shaping prosperity and innovation globally.	Events/ Reports/ Meetings/ Consultation	Yes	Others- when opportunities arrive	US Chamber of Commerce Foundation CII Tech UK

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PRINCIPLE 8 – BUSINESSES SHOULD PROMOTE INCLUSIVE GROWTH AND EQUITABLE DEVELOPMENT

I. ESSENTIAL INDICATORS

1. Details of Social Impact Assessments (SIA) of projects undertaken by the entity based on applicable laws, in the current financial year.

Name and brief details of project	Whether conducted by independent external agency (Yes/No)	Results communicated in public domain (Yes/No)	Relevant Web Link
WORK-INTEGRATED LEARNING PROGRAMS: It includes WASE (Wipro Academy of Software Excellence) and WIMS (Wipro Infrastructure Management School) Programs, addresses the growing demand for skilled talent in the IT/ITeS sector by integrating academic learning with real-time project experience. With over two decades of impact, the program enables BCA/B.Sc. graduates to pursue an M.Tech from BITS Pilani while gaining hands-on industry exposure. It has successfully built a strong pipeline of industry-ready professionals, particularly from low-income and Tier 2-3 backgrounds, demonstrating strong inclusion. The program has led to significant improvement in technical capabilities (self-rating increasing from ~2.35 to ~4.75) and enjoys high satisfaction, with 97% participant recommendation. Overall, WILP continues to drive financial independence, enhance employability, and support socio-economic mobility among its participants.	Yes	Yes	Impact Assessment Summary FY'26
TRANSITION TO RENEWABLE ENERGY: In FY26, the Company procured approximately 94 million units of renewable energy, primarily from solar and wind sources, with no significant impact on forests or wildlife and adherence to environmental safeguards at generation sites. The initiative resulted in total impact savings of around USD 14 million (up from USD 12 million in FY25), including the avoidance of 103,330 tons of GHG emissions and water savings of about 2.8 million m^3 (~USD 1.1 million). While there is a negative land-use impact (~USD 1.7 million) due to the higher land footprint of renewable energy installations, the overall outcome of the program continues to be assessed as "Highly Positive."	Yes	Yes	Impact Assessment Summary FY'26

2. Provide information on project(s) for which ongoing Rehabilitation and Resettlement (R&R) is being undertaken by your entity.

Not Applicable

3. Describe the mechanisms to receive and redress grievances of the community.

In addition to Grievance Redressal, the community stakeholders also have the option of sharing their concerns with us via e-mail mentioned on our website. We have registers at all our locations which can be used by any stakeholder group to express their concerns.

4. Percentage of input material (inputs to total inputs by value) sourced from suppliers:

Parameter	FY 2025-26	FY 2024-25
Directly sourced from MSMEs/ small producers	8.63%	3.99%
Directly from within India	28.06%	25.84%

Note:

The increase in MSME percentage is primarily driven by the revised definition of MSMEs, along with higher overall procurement spend.

556 STATUTORY REPORTS AND FINANCIAL STATEMENTS BUSINESS RESPONSIBILITY AND SUSTAINABILITY REPORT

5. **Job creation in smaller towns - Disclose wages paid to persons employed (including employees or workers employed on a permanent or non-permanent / on contract basis) in the following locations, as % of total wage cost.**

Parameter	FY 2025-26	FY 2024-25
% of Job creation in Rural areas	0.02%	0.02%
% of Job creation in Semi-Urban areas	2.22%	1.73%
% of Job creation in Urban areas	12.71%	15.79%
% of Job creation in Metropolitan area	85.05%	82.47%

Note:

1. Permanent employees at our India locations have been considered in the above disclosure.
2. In accordance with the guidance set out in the Master Circular dated January 30, 2026, the above disclosure is based on salary and wage expenses from the audited financial statements, excluding retirement benefits, ESOPs, and staff welfare expenses, and is consistent with payroll records.

II. LEADERSHIP INDICATORS

1. **Provide details of actions taken to mitigate any negative social impacts identified in the Social Impact Assessments (Reference: Question 1 of Essential Indicators above):**

   Not Applicable

2. **Provide the following information on CSR projects undertaken by your entity in designated aspirational districts as identified by government bodies:**

Projects Undertaken	Aspirational district of CSR projects undertaken	Amount spent for CSR projects undertaken (in ₹)
Education	Visakhapatnam	3,107,831
Education	Gaya	1,300,000
Education	Ranchi	1,008,752
Sustainability Education	Wayanad	270,000
Education: Systemic Reforms	Udham Singh Nagar	529,200

3. ***(a). Do you have a preferential procurement policy where you give preference to purchase from suppliers comprising marginalized/vulnerable groups? (Yes/No/Not Applicable)***

   Not Applicable

   (b). From which marginalized/vulnerable groups do you procure?

   Not Applicable

   (c). What percentage of total procurement (by value) does it constitute?

   Not Applicable

4. **Details of the benefits derived and shared from the intellectual properties owned or acquired by your entity (in the current financial year), based on traditional knowledge:**

   Not Applicable

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557

5. **Details of corrective actions taken or underway, based on any adverse order in intellectual property related disputes wherein usage of traditional knowledge is involved.**

Not Applicable

6. **Details of beneficiaries of CSR projects:**

CSR project	Number of persons benefitted from CSR projects	% of beneficiaries from vulnerable and marginalized groups
Improving educational access	34,525	90
Improving educational quality (India)	91,729	90
Education for children with disabilities	17,500	100
Sustainability education & research	21,780	60
Engineering education and digital skilling	77,397	-
Urban Spaces and Community Ecology	29,145	100
Primary Healthcare	700,000	100
Disaster Response	4,255	100
Employee Engagement (India and Overseas)	60,158	100

PRINCIPLE 9 – BUSINESSES SHOULD ENGAGE WITH AND PROVIDE VALUE TO THEIR CONSUMERS IN A RESPONSIBLE MANNER

I. ESSENTIAL INDICATORS

1. **Describe the mechanisms in place to receive and respond to consumer complaints and feedback.**

Customers have multiple channels for raising grievances- account managers, client engagement managers, the customer advocacy group and through independently administered satisfaction surveys. There is ongoing, project based, and annual feedback from our customers.

2. **Turnover of products and or services as a percentage of turnover from all products/ services that carry information about Environmental and social parameters relevant to the product, safe and responsible usage and Recycling and/ or safe disposal as a percentage to total turnover.**

Since we are not in B2C or product business, this is not applicable.

3. **Number of consumer complaints in respect of the following:**

Particulars	FY 2025-26			FY 2024-25		
	Received during the year	Pending resolution at end of the year	Remark	Received during the year	Pending resolution at end of the year	Remark
Consumer complaints						
Data privacy	0	0	NA	0	0	NA
Advertising	0	0	NA	0	0	NA
Cybersecurity	0	0	NA	0	0	NA
Delivery of essential services	0	0	NA	0	0	NA
Restrictive trade practices	0	0	NA	0	0	NA
Unfair trade practices	0	0	NA	0	0	NA
Other	0	0	NA	0	0	NA

NA- Not applicable.

558 STATUTORY REPORTS AND FINANCIAL STATEMENTS BUSINESS RESPONSIBILITY AND SUSTAINABILITY REPORT

4. **Details of instances of product recalls on account of safety issues:**

   Not Applicable

5. **Does the entity have a framework or policy on cybersecurity and risks related to data privacy? (Yes/No)**

   Yes

   If available, provide a web-link of the policy.

   https://www.wipro.com/privacy-statement/

6. **Provide details of any corrective actions taken or underway on issues relating to advertising, and delivery of essential services; cybersecurity and data privacy of customers; re-occurrence of instances of product recalls; penalty/ action taken by regulatory authorities on safety of products/ services.**

   In case of ransomware attack, we support the customers with our robust ransomware recovery processes. Wipro also highlights potential vulnerabilities to customers and supports them with measures to protect themselves including mitigation advisory and strategies.

7. **Provide the following information relating to data breaches:**

   a. ***Number of instances of data breaches***

      NIL

   b. ***Percentage of data breaches involving personally identifiable information of customers***

      NIL

   c. ***Impact, if any of the data breaches***

      No Impact

II. LEADERSHIP INDICATORS

1. **Web link where information on products and services of the entity can be accessed.**

   https://www.wipro.com/

2. **Steps taken to inform and educate consumers about safe and responsible usage of products and/or services.**

   Not Applicable

3. **Mechanisms in place to inform consumers of any risk of disruption/ discontinuation of essential services.**

   We have a dedicated team who work on major incidents or disruption of services. We have ISO 22301:2019 aligned Business Continuity Management System (BCMS) framework implemented across all global delivery locations covering customer accounts and service functions.

4. **Does the entity display product information on the product over and above what is mandated as per local laws? (Yes/No/Not Applicable)**

   Not Applicable, since we are not in B2C or product business.

   Did your entity carry out any survey with regard to consumer satisfaction relating to the major products or services of the entity significant locations of operation of the entity or the entity as a whole? (Yes/No)

   Yes

WIPRO INTEGRATED ANNUAL REPORT 2025-26

559 INDEPENDENT PRACTITIONER’S REASONABLE ASSURANCE REPORT ON IDENTIFIED SUSTAINABILITY INFORMATION IN WIPRO LIMITED’S BUSINESS RESPONSIBILITY AND SUSTAINABILITY REPORT To the Board of Directors of WIPRO LIMITED 1. We have undertaken to perform reasonable assurance engagement, for WIPRO LIMITED (the “Company”) vide our engagement letter dated January 23, 2026 in respect of the agreed Sustainability Information listed below (the “Identified Sustainability Information” or “BRSR Core indicators”) in accordance with the Criteria stated in paragraph 3 below. This Sustainability Information is included in the Business Responsibility and Sustainability Report (the “BRSR” or the “Report”) included within the Integrated Annual Report (the “IAR”) of the Company for the year ended March 31, 2026. This engagement was conducted by a multidisciplinary team including assurance practitioners, environmental engineers and specialists. ___,GHQWLŮHG_6XVWDLQDELOLW¥_,QIRUPDWLRQ Our scope of reasonable assurance consists of the BRSR Core indicators listed in the Appendix I to our report. The reporting boundary of the Report is as disclosed in Question 13 of Section A: General Disclosure of the BRSR Report with exceptions disclosed by way of note under respective questions of the BRSR Report, where applicable. Our reasonable assurance engagement was with respect to the year ended March 31, 2026 information only and we have not performed with respect to earlier periods or any other elements, included in the Report, and, therefore, do not express any opinion thereon. 3. Criteria The Criteria used by the Company to prepare the Identified Sustainability Information is as under: • Regulation 34(2)(f) of the Securities and Exchange Board of India (the “SEBI”) (Listing Obligations and Disclosure Requirements), Regulations, 2015 as amended; and • Business Responsibility and Sustainability Reporting Requirements for listed entities per Master Circular No. HO/49/14/14(7)2025-CFD-POD2/I/3762/2026 dated January 30, 2026 (the “SEBI Master Circular”). 4. Management’s Responsibility The Company’s management is responsible for selecting or establishing suitable criteria for preparing the Sustainability Information including the reporting boundary of the Report, disclosing environmental information basis operational control approach, taking into account applicable laws and regulations, if any, related to reporting on the Sustainability Information, identification of key aspects, engagement with stakeholders, content, preparation and presentation of the Identified Sustainability Information in accordance with the Criteria. This responsibility includes design, implementation and maintenance of internal controls relevant to the preparation of the Report and the measurement of Identified Sustainability Information, which is free from material misstatement, whether due to fraud or error. 5. Inherent limitations The absence of a significant body of established practice on which to draw to evaluate and measure non-financial information allows for different, but acceptable, measures and measurement techniques and can affect comparability between companies.

560 STATUTORY REPORTS AND FINANCIAL STATEMENTS BUSINESS RESPONSIBILITY AND SUSTAINABILITY REPORT 6. Our Independence and Quality Control We have maintained our independence and confirm that we have met the requirements of the Code of Ethics issued by the Institute of Chartered Accountants of India (the “ICAI”) and the SEBI Master Circular, and its clarifications thereto and have the required competencies and experience to conduct this assurance engagement. We apply Standard on Quality Control (“SQC”) 1, “Quality Control for Firms that Perform Audits and Reviews of Historical Financial Information, and Other Assurance and Related Services Engagements”, and accordingly maintain a comprehensive system of quality control including documented policies and procedures regarding compliance with ethical requirements, professional standards, and applicable legal and regulatory requirements. 7. Our Responsibility Our responsibility is to express a reasonable assurance opinion on the Identified Sustainability Information listed in Appendix I based on the procedures we have performed and evidence we have obtained. We conducted our engagement in accordance with the Standard on Sustainability Assurance Engagements (SSAE) 3000, “Assurance Engagements on Sustainability Information”, and Standard on Assurance Engagements (SAE) 3410 “Assurance Engagements on Greenhouse Gas Statements” (together the “Standards”), both issued by the Sustainability Reporting Standards Board (the “SRSB”) of the ICAI. These standards require that we plan and perform our engagement to obtain reasonable assurance about whether the Identified Sustainability Information listed in Appendix I and included in the Report are prepared, in all material respects, in accordance with the Criteria. As part of a reasonable assurance engagement in accordance with the Standards, we exercise professional judgment and maintain professional skepticism throughout the engagement. A reasonable assurance engagement involves identifying and assessing the risks of material misstatement of the Identified Sustainability Information whether due to fraud or error, responding to the assessed risks as necessary in the circumstances. The procedures we performed were based on our professional judgment and included inquiries, observation of processes performed, inspection of documents, evaluating the appropriateness of quantification methods and reporting policies, analytical procedures and agreeing or reconciling with underlying records. Given the circumstances of the engagement, in performing the procedures listed above, we: • Obtained an understanding of the Identified Sustainability Information and related disclosures; • Obtained an understanding of the assessment criteria and their suitability for the evaluation and/or measurements of the Identified Sustainability Information; • Made inquiries of Company’s management, including Sustainability team, Facilities Management Group, Human resource team amongst others and those with the responsibility for preparation of the Report; REPORT 2025-26 • Obtained an understanding and performed an evaluation of the design of the key systems, processes and controls ANNUAL for recording, processing and reporting on the Identified Sustainability Information at the corporate office and at other locations/offices on a sample basis. This included evaluating the design of those controls relevant to the INTEGRATED engagement and determining whether they have been implemented by performing procedures in addition to inquiry of the personnel responsible for the Identified Sustainability Information; WIPRO

561 • Based on the above understanding and the risks that the Identified Sustainability Information may be materially misstated, determined the nature, timing and extent of further procedures; • Tested the key assumptions, emission factors and methodologies used for calculation of the Greenhouse Gas (the “GHG”) emissions; • Tested the Company’s process for collating the sustainability information through agreeing or reconciling the Identified Sustainability Information with the underlying records on a sample basis; and • Tested the consolidation for locations/offices on a sample basis and corporate office under the reporting boundary for ensuring the completeness of data being reported. We believe that the evidence we have obtained is sufficient and appropriate to provide a basis for our reasonable assurance opinion. 8. Exclusions Our assurance scope excludes the following and therefore we do not express an opinion on: • Operations of the Company other than Reporting Boundary set out in Question 13 of Section A: General Disclosures of the BRSR Report, for the Identified Sustainability Information listed in Appendix I; • AspectsoftheReportandthedata/information(qualitativeorquantitative)otherthantheIdentifiedSustainabilityInformation; • Data and information outside the defined reporting period i.e. the financial year ended March 31, 2026; • The statements that describe expression of opinion, belief, aspiration, expectation, aim, or future intentions provided by the Company. 9. Other information The Company’s management is responsible for the other information. The other information comprises the information included within the BRSR other than Identified Sustainability Information and our independent assurance reports dated June 12, 2026 thereon. Our opinion on the Identified Sustainability Information does not cover the Other information and we do not express any form of assurance thereon. In connection with our assurance engagement of the Identified Sustainability Information, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the Identified Sustainability Information or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard. 10. Reasonable Assurance Opinion Based on the procedures we have performed and the evidence we have obtained, the Identified Sustainability Information for the year ended March 31, 2026 listed in Appendix I and presented in the Report are prepared in all material respects, in accordance with the Criteria mentioned in paragraph 3 above.

562 STATUTORY REPORTS AND FINANCIAL STATEMENTS BUSINESS RESPONSIBILITY AND SUSTAINABILITY REPORT 11. Restriction on use Our Reasonable Assurance report has been prepared and addressed to the Board of Directors of the Company at the request of the Company solely, to assist the Company in reporting on Company’s sustainability performance and activities. Accordingly, we accept no liability to anyone, other than the Company. Our Reasonable Assurance report should not be used for any other purpose or by any person other than the addressees of our report. We neither accept nor assume any duty of care or liability for any other purpose or to any other party to whom our report is shown or into whose hands it may come without our prior consent in writing. For Deloitte Haskins & Sells LLP Chartered Accountants (Firm’s Registration No. 117366W / W-100018) Pratiq Shah Partner Membership No. 111850 UDIN: 26111850KZLVIO2718 Place: Mumbai Date: June 13, 2026 ANNUAL REPORT 2025-26 INTEGRATED WIPRO

563

APPENDIX I

Identified Sustainability Information subject to Reasonable Assurance

Sr. No.	Reporting Standard Reference	Indicator number and description
BRSR Section C: Principle [P] Wise Performance Disclosures- Essential Indicators [E]		
1.	P-1: Businesses should conduct and govern themselves with integrity, and in a manner that is Ethical, Transparent and Accountable.	E-8: Number of days of accounts payables ((Accounts payable *365) / Cost of goods/services procured). E-9: Details of concentration of purchases and sales with trading houses, dealers, and related parties along-with loans and advances and investments, with related parties.
2.	P-3: Businesses should respect and promote the well-being of all employees, including those in their value chains.	E-1c: Spending on measures towards well-being of employees and workers (including permanent and other than permanent. E-11: Details of safety related incidents.
3.	P-5: Businesses should respect and promote human rights.	E-3b: Gross wages paid to females as % of total wages paid by the entity. E-7: Complaints filed under the Sexual Harassment of Women at Workplace (Prevention, Prohibition and Redressal) Act, 2013.
4.	P-6: Businesses should respect and make efforts to protect and restore the environment.	E-1: Details of total energy consumption (in Joules or multiples) and energy intensity. E-3: Disclosures related to water withdrawal and consumption (in Kilo litres) and its intensity. E-4: Details related to water discharged (in Kilo litres). E-7: Details of greenhouse gas emissions (in tCO_2e) (Scope 1 and Scope 2 emissions) and its intensity. E-9: Details of waste generated (in metric tonnes) and its intensity, total waste recovered through recycling, re-using or other recovery operations (in metric tonnes) and total waste disposed by nature of disposal method (in metric tonnes).
5.	P-8: Businesses should promote inclusive growth and equitable development.	E-4: Percentage of input material (inputs to total inputs by value) sourced from suppliers. E-5: Job creation wages paid to persons employed (including employees or workers employed on a permanent or non-permanent / on contract basis), as % of total wage cost.
6.	P-9: Businesses should engage with and provide value to their consumers in a responsible manner.	E-7: Information relating to data breaches.

564 STATUTORY REPORTS AND FINANCIAL STATEMENTS BUSINESS RESPONSIBILITY AND SUSTAINABILITY REPORT INDEPENDENT PRACTITIONER’S LIMITED ASSURANCE REPORT ON IDENTIFIED SUSTAINABILITY INFORMATION OF WIPRO LIMITED To the Board of Directors of WIPRO LIMITED 1. We have undertaken to perform limited assurance engagement, for WIPRO LIMITED (the “Company”) vide our engagement letter dated January 23, 2026 in respect of the agreed Sustainability Information listed below (the “Identified Sustainability Information”) in accordance with the Criteria stated in paragraph 3 below. This Sustainability Information is included in the Business Responsibility and Sustainability Report (the “BRSR” or the “Report”) within the Integrated Annual Report (the “IAR”) of the Company for the year ended March 31, 2026. This engagement was conducted by a multidisciplinary team including assurance practitioners, environmental engineers, and specialists. ___,GHQWLŮHG_6XVWDLQDELOLW¥_,QIRUPDWLRQ Our scope of limited assurance consists of the Sustainability Information listed in Appendix I to our report. The reporting boundary of the Report is as disclosed in Question 13 of Section A: General Disclosure of the BRSR Report with exceptions disclosed by way of note under respective questions of the BRSR Report, where applicable. Our limited assurance engagement was with respect to the year ended March 31, 2026 information and we have not performed any procedures with respect to earlier periods or any other elements included in the Report and, therefore, do not express any conclusion thereon. 3. Criteria The Criteria used by the Company to prepare the Identified Sustainability Information is listed below: • Regulation 34(2)(f) of the Securities and Exchange Board of India (the “SEBI”) (Listing Obligations and Disclosure Requirements), Regulations, 2015 as amended; and • Business Responsibility and Sustainability Reporting Requirements for listed entities per Master Circular No. HO/49/14/14(7)2025-CFD-POD2/I/3762/2026 dated January 30, 2026 (the “SEBI Master Circular”). 4. Management’s Responsibility The Company’s management is responsible for selecting or establishing suitable criteria for preparing the Sustainability Information including the reporting boundary of the Report, taking into account applicable laws and regulations, if any, related to reporting on the Sustainability Information, identification of key aspects, engagement with stakeholders, content, preparation and presentation of the Identified Sustainability Information in accordance with the Criteria. This responsibility includes design, implementation and maintenance of internal controls relevant to the preparation of the Report and the measurement of Identified Sustainability Information, which is free from REPORT 2025-26 material misstatement, whether due to fraud or error. ANNUAL 5. Inherent limitations The absence of a significant body of established practice on which to draw to evaluate and measure non-financial INTEGRATED information allows for different, but acceptable, measures and measurement techniques and can affect comparability between companies. WIPRO

565 6. Our Independence and Quality Control We have maintained our independence and confirm that we have met the requirements of the Code of Ethics issued by the Institute of Chartered Accountants of India (the “ICAI”) and the SEBI Master Circular, and its clarifications thereto and have the required competencies and experience to conduct this assurance engagement. We apply Standard on Quality Control (“SQC”) 1, “Quality Control for Firms that Perform Audits and Reviews of Historical Financial Information, and Other Assurance and Related Services Engagements”, and accordingly maintain a comprehensive system of quality control including documented policies and procedures regarding compliance with ethical requirements, professional standards, and applicable legal and regulatory requirements. 7. Our Responsibility Our responsibility is to express a limited assurance conclusion on the Identified Sustainability Information listed in Appendix I based on the procedures we have performed and evidence we have obtained. We conducted our engagement in accordance with the Standard on Sustainability Assurance Engagements (SSAE) 3000, “Assurance Engagements on Sustainability Information”, and Standard on Assurance Engagements (SAE) 3410 “Assurance Engagements on Greenhouse Gas Statements” (together the “Standards”), both issued by the Sustainability Reporting Standards Board (the “SRSB”) of the ICAI. These Standards require that we plan and perform our engagement to obtain limited assurance about whether the Identified Sustainability Information listed in Appendix I and included in the Report is free from material misstatement. As part of limited assurance engagement, in accordance with the Standard, we exercise professional judgment and maintain professional skepticism throughout the engagement. A limited assurance engagement involves assessing the suitability in the circumstances of the Company’s use of the Criteria as the basis for the preparation of the Identified Sustainability Information as listed in Appendix I, assessing the risks of material misstatement of the Identified Sustainability Information whether due to fraud or error, responding to the assessed risks as necessary in the circumstances, and evaluating the overall presentation of the Identified Sustainability Information. A limited assurance engagement is substantially less in scope than a reasonable assurance engagement in relation to both the risk assessment procedures, including an understanding of internal controls, and the procedures performed in response to the assessed risks. The procedures we performed were based on our professional judgment and included inquiries, observation of processes performed, inspection of documents and evaluating the appropriateness of quantification methods and reporting policies and agreeing with underlying records. Given the circumstances of the engagement, in performing the procedures listed above, we: • Obtained an understanding of the Identified Sustainability Information and related disclosures; • Obtained an understanding of the assessment criteria and their suitability for the evaluation and/or measurements of the Identified Sustainability Information; • Made inquiries of Company’s management, including Sustainability team, Facilities Management Group, Human Resource team amongst others and those with the responsibility for preparation of the Report; • Obtained an understanding of the key systems, processes and controls for recording, processing and reporting on the Identified Sustainability Information at the corporate office and at other locations /offices on a sample basis. Our procedures did not include evaluating the suitability of design, obtaining evidence about their implementation or testing operating effectiveness of particular control activities;

566 STATUTORY REPORTS AND FINANCIAL STATEMENTS BUSINESS RESPONSIBILITY AND SUSTAINABILITY REPORT • Based on the above understanding and the risks that the sustainability information may be materially misstated, determined the nature, timing and extent of further procedures; Reviewed the key assumptions, emission factors and methodologies used for calculation of the Greenhouse Gas (the “GHG”) emissions; • Reviewed the Company’s process for collating the sustainability information through agreeing or reconciling the Identified Sustainability Information with the underlying records on a sample basis; and • Reviewed the consolidation for locations/offices on a sample basis and corporate office under the reporting boundary for ensuring the completeness of data being reported. We believe that the evidence we have obtained is sufficient and appropriate to provide a basis for our limited assurance conclusion. 8. Exclusions Our assurance scope excludes the following and therefore we do not express a conclusion on: • Operations of the Company other than Reporting Boundary set out in Question 13 of Section A: General Disclosures of the BRSR Report, for the Identified Sustainability Information listed in Appendix I; • Aspects of the Report and the data/information (qualitative or quantitative) other than the Identified Sustainability Information; • Data and information outside the defined reporting period i.e. the financial year ended March 31, 2026; and • The statements that describe expression of opinion, belief, aspiration, expectation, aim, or future intentions provided by the Company. 9. Limited Assurance Conclusion Based on the procedures we have performed and the evidence we have obtained, nothing has come to our attention that causes us to believe that the Identified Sustainability Information listed in Appendix I and presented for the year ended March 31, 2026 in the Report for the year ended March 31, 2026 are not prepared, in all material respects, in accordance with the Criteria as stated in paragraph 3 above. 10. Restriction on use Our Limited Assurance report has been prepared and addressed to the Board of Directors of the Company at the request of the Company solely, to assist the Company in reporting on Company’s sustainability performance and activities. Accordingly, we accept no liability to anyone, other than the Company. Our Limited Assurance report should not be used for any other purpose or by any person other than the addressees of our report. We neither accept nor assume any duty of care or liability for any other purpose or to any other party to whom our report is shown or into whose hands it may come without our prior consent in writing. REPORT 2025-26 For Deloitte Haskins & Sells LLP ANNUAL Chartered Accountants (Firm’s Registration No. 117366W / W-100018) INTEGRATED Pratiq Shah Partner Membership No. 111850 UDIN: 26111850QBREOM8193 WIPRO Place: Mumbai Date: June 13, 2026

567

APPENDIX I

Identified Sustainability Information subject to Limited Assurance

Sr. No.	Reporting Standard Reference	Indicator number
BRSR Section C: Principle [P] Wise Performance Disclosure Essential Indicators [E]		
1.	P-3: Businesses should respect and promote the well-being of all employees, including those in their value chains.	E-2: Details of retirement benefits. E-8: Details of training given to employees and workers on health and safety measures and on skill upgradation. E-9: Details of performance and career development reviews of employees and workers, by gender.
2.	P-5: Businesses should respect and promote human rights.	E-1: Employees and workers who have been provided training on human rights issues and policy(ies) of the entity.
3.	P6: Businesses should respect and make efforts to protect and restore the environment.	L-2: Details of total Scope 3 emissions & its intensity(Total Scope 3 emissions (Break-up of the GHG into CO_2, CH_4, N_2O, HFCs, PFCs, SF_6, NF_3, if available). Category 1: Purchased goods and services Category 2: Capital goods Category 3: Fuel- and energy-related activities (not included in Scope 1 or Scope 2) Category 5: Waste generated in operations Category 6: Business travel Category 7: Employee commuting Category 8: Upstream leased assets Category 13: Downstream leased assets E-6 Air emissions (other than GHG emissions) by the entity: NOx, SOx, Particulate Matter (PM), Persistent organic pollutants (POP), Volatile organic compounds (VOC), Hazardous air pollutants (HAP), Others.